SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

02044151

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 20, 2002

Fording Inc.
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______ Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Exhibit Index appears on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING INC.

Date: June 20, 2002

By: ______________________

Name: James Frederick Jones
Title: Corporate Secretary

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Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

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Our Solid Foundation
2001
Annual Report
200
Annual Report
2001
Annual Report
Fording

200

Annual Re



Financial Highligh

(millions of dollars, except earnings per share)	2001	2000	1999
Revenues	1,000	896	856
[illegible] Operations	176	86	63
Net Income	95	35	27
Cash Flow	159	118	99
Capital Expenditures	65	39	38
Net Debt	128	152	240
Shareholders' Equity	588	526	562
Return on Capital Employed	19%	9%	6%
Basic Earnings per Share	$ 1.80	$ 0.66	$ 0.51

(amounts are reported in Canadian dollars)

Contents

Astute management, vast reserves of natural resources, highly skilled employees. These are just a few of the strengths that have enabled Fording Inc. to become a leading coal and industrial minerals producer.



Our Solid Foundations

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Corporate Profile

Fording Inc. is Canada's largest and lowest-cost producer of export metallurgical coal, operating three mines in southeast British Columbia. Its two Alberta mining operations produce low-sulphur thermal coal for use in generating electricity. Through its U.S. and Mexican mining operations, the Company also produces the industrial minerals wollastonite and tripoli.

(1) **Fording Coal Limited**

(2) **NYCO Minerals, Inc.**

(3) **American Tripoli, Inc.**

(4) **Minera NYCO S.A. de C.V.**

Mountain Operations

Fording River
The Company's largest metallurgical coal-mining operation has a current annual production capacity in the mine and processing plant of 10.0 and 9.5 million tonnes, respectively.

Greenhills
A joint venture with Pohang Steel Canada Limited, current annual production capacity in the mine and processing plant is 4.5 and 5.0 million tonnes, respectively.

Coal Mountain
Producing both metallurgical and thermal coal for export, current annual production capacity in the mine and processing plant is 2.5 and 3.2 million tonnes, respectively.

Prairie Operations

Whitewood
Located west of Edmonton, Fording has operated the mine under contract to TransAlta Corporation since 1986, with production averaging 2.6 million tonnes of coal per year.

Genesee
A joint venture between Fording and the City of Edmonton, annual production in the mine located southwest of Edmonton is approximately 3.6 million tonnes of coal.

Mildred Lake
Between 1991 and 2001, employees mined over 120 million bank cubic metres of overburden under a now-completed contract to Syncrude Canada Ltd. at its oil-sand operation in northern Alberta.

Industrial Minerals Operations

NYCO Minerals
Located in the northeast part of New York State, annual production capacity in the wollastonite mine and processing plant is 300,000 and 130,000 tonnes, respectively.

American Tripoli
Tripoli from the Oklahoma mine is processed in Missouri. Annual production capacity in the mine and processing plant is 22,500 and 31,500 tonnes, respectively.

Minera NYCO
Located in northwest Mexico, annual production capacity in the mine and processing plants is 240,000 and 150,000 tonnes, respectively. Ultimate plant capacity is 240,000 tonnes.

Letter to Shareholders

This year's annual report marks a turning point in our history.

On October 1, 2001, Fording experienced a dynamic shift in its ownership as it went from being owned by a single shareholder, Canadian Pacific Limited, to a publicly traded corporation listed on the Toronto and New York stock exchanges.

For those not yet familiar with our organization, let us say that Fording's corporate focus has always been to improve its cost structure and productivities year over year while strengthening its foundation of business operations through measured, profitable expansion. Our solid base of domestic and international mines has been carefully built and nurtured from the time Fording was founded in 1968, and our strong results for 2001 are a testament to our mettle.

Winds of Change

Winds of Change This year's annual report, our first as a public company, showcases and introduces to our many new shareholders the inherent strengths of our company that made Fording one of the most consistent performers in the Canadian Pacific group of companies. These deep-rooted characteristics leave us well prepared for the many challenges and opportunities that lie ahead.



△

Mr. R.F. Haskayne, Chairman

One of those strengths, of course, is our storied past and heritage. Many of Fording's valuable mineral reserves can be traced directly back to land the Government of Canada granted Canadian Pacific as payment for doing what many considered impossible and walked away from. That challenge was to build a railroad across our vast nation at a time when the prairie provinces had yet to be brought into Confederation.

We're proud of that heritage, and now find ourselves in a unique position to capitalize upon it. In the 33 years since Fording was incorporated in 1968, we've grown from a single mine contracted to produce 2.7 million tonnes of coal per year to Canada's leading and the world's second-largest exporter of metallurgical coal. We are also the world's foremost producer of wollastonite.

While impressive in their own right, these accomplishments are not enough to guarantee success in today's highly competitive world of trade. Shipping large volumes of minerals is one thing; making a solid return on investment while doing so is an entirely different story.

In this regard Fording stands unrivalled, leading major Canadian mining companies for return on capital over the five-year period* ending December 31, 2000. This is due in large measure to our highly skilled and proven employees, who consistently demonstrate their ability to compete with the best in the world.

We believe our success can also be attributed to an experienced management team that has lifted Fording from a small mining operation into the front ranks of the global coal and wollastonite sectors.

We have built and equipped our mining operations with leading-edge equip-

* *Globe and Mail Report on Business magazine, July 2001*

ment and facilities. We have organized and coordinated our marketing and operations teams so that the close proximity of our export coal operations allows them to complement each other's strengths and product lines. These efforts have ensured that our customers' stringent product requirements are consistently met... and their trust in Fording retained.

Our long-term investment in plant and equipment has given Fording a competitive infrastructure platform from which to aggressively pursue its business objectives. Our primary objective over the years had always been to provide a solid long-term return on investment for our shareholder. That focus has not changed. The only difference now is that we have thousands of shareholders rather than one, a change we view as healthy, invigorating and timely.

The Year in Review

The Year in Review To all our shareholders we're pleased to report that our efforts have been rewarded with strong results in 2001. This performance is all the more impressive considering the year began with the lowest price paid for export coal in decades. As 2001 opened Fording was just emerging from the worst downturn in coal pricing ever, a cyclical battering precipitated by the Asian economic crisis that began in 1997. Those difficult economic conditions are now behind us and the future is promising.



△

Mr. J.G. Gardiner, President and Chief Executive Officer

Fording's newfound independence has occurred at a time when supply and demand for seaborne metallurgical coal have come into balance. After more than 20 years of market oversupply, the global export coal industry has shed its unproductive and uneconomic players. This tightening of market forces is reflected in our financial performance for the past year.

Highlights for 2001 include:

- Coal sales of 15 million tonnes to customers on five continents;
- Revenues of $1 billion despite Asian prices that were approximately US$10 lower than in 1997 when Fording achieved its highest profit levels ever;
- More than doubling our income from operations to $176 million versus $86 million in 2000. This doubling occurred with only an eight-percent price increase in the Japanese reference price for metallurgical coal in the coal year beginning April 1;
- A 173-percent increase in net income to $95 million;
- Maintaining our leading position in productivity and costs among North American metallurgical coal exporters.

Complementing our financial results and the renewed vitality of export coal markets was the overdue, but welcome recognition in many jurisdictions of coal as an indispensable energy source for base-load electricity generation in the western North American grid.

Domestic opportunities for new coal-fired generating plants in North America are promising, and underline coal's position as Canada's number-two source for generating electricity. In the United States coal is the number-one source of clean, affordable energy, responsible for producing more than half of America's electricity. Fording is poised to capitalize on the demand for low-cost power with two solid projects for electricity generation being developed in western Canada. In addition, the Company has potential for increased royalties from development of its extensive thermal coal reserves. Details on these and other initiatives can be found in the operations section of this document.

Climate of Uncertainty

Climate of Uncertainty As we look ahead from another year of success, a dominant issue of broad concern to all Canadians is the Federal Government's expressed desire to see the Kyoto Protocol ratified after holding consultations with the provinces, territories and other stakeholders. This is a matter of serious urgency. When you consider the fact that the United States, which accounts for approximately 80 percent of Canada's trade, has emphatically stated that the Kyoto Protocol is "fatally flawed" and the American government will not endorse it, Canadians have ample reason to be alarmed.

For Canada to ratify this agreement in the absence of American participation, not to mention the non-compliance of many other countries we compete against, would be economic suicide with far-reaching consequences. The prospect of ratification is even less defensible when Ottawa has yet to articulate how its Kyoto goals are to be achieved.

Through its membership in The Coal Association of Canada, the Canadian Council of Chief Executives, and its role as Canada's representative on the international Coal Industry Advisory Board, Fording is working with government at all levels for a balanced approach to energy policy – one that values economic energy sources along with environmental protection.

Our industry has proven that cost-effective energy production and environmental stewardship can and do co-exist, and we maintain our pursuit of responsible federal and provincial energy policy that will provide Canadians with a cleaner environment, a stronger economy and a sufficient supply of affordable energy for the future.

A Positive Outlook

A Positive Outlook Despite the challenges of ongoing government policy issues, the overall outlook for our business operations is excellent. The world continues to require steel and low-cost electricity, fundamentals in our daily life that are often taken for granted.



Industry knowledge, tenure of service and an understanding of natural resources acquired the old-fashioned way; through tenacity and hard work.

These attributes have given Fording a leading record of profitability among major Canadian mining companies, and a record of success buttressed by strategic and aggressive acquisitions over the past 10 years. With a proven management team averaging 20 years of company service, Fording's senior executive have the requisite experience, know-how and expertise to lead.

Fording Inc.'s senior management team is: (back row, left to right) D.J. Shyluk, Vice President, Projects and Development; W.J. Foster, Vice President, British Columbia Operations; J.G. Gardiner, President and Chief Executive Officer; A.R. Hagerman, Vice President and Chief Financial Officer; J.M. Somers, Vice President, NYCO Sales; R.H. Noonan, General Manager, Employee Relations; (front row, left to right) E.G. Eberth, Vice President, Marketing; J.T. Popowich, Executive Vice President; D.L. Gaspé, Vice President, Corporate Planning and Alberta Operations.

Factors that weigh heavily in our favor include:

- Fording's extensive, high-quality reserves of metallurgical coal, thermal coal and wollastonite;
- The strongest market fundamentals for seaborne metallurgical coal in over 20 years;
- Potential for new coal-fired electrical generation in western Canada;
- Potential for increased thermal coal royalties;
- Fording's relentless focus on productivity improvements and cost reduction;
- Proven management and highly skilled, experienced employees;
- A strong balance sheet;
- Long-term relationships with our customers that span decades;
- A history of positive cash flow and profitability.

The timing of Fording's transition to a public company has occurred at a propitious moment when, in our estimation, world markets for export metallurgical coal have never been better. It is also a time when domestic opportunities for power generation have underscored the economic and environmental value of coal as a primary energy source. With these strong market fundamentals in place, all of us at Fording are looking ahead to an exciting new period of growth and opportunity in our history as we turn the page to a fresh new chapter.

At this time, we would like to thank former company Directors Ron Gamey, Wally Madill, David O'Brien and Rob Ritchie for the guidance they have provided throughout their tenure, and to welcome Michael Grandin, Roger Phillips, Jim Popowich and Harry Schaefer as the newest members of our Board.

To our new shareholders we want to personally extend a warm welcome to the Fording family of companies. We believe you will find our annual report to be informative and our results impressive, and we thank you, on behalf of Fording's Board of Directors, for your confidence in our company, our people and our vision.

Finally, we want to thank Fording's more than 1,900 employees in Canada, the United States and Mexico for their continued hard work and strong efforts that made 2001 a successful year.

On behalf of the Board of Directors,

R.F. Haskayne
Chairman of the Board of Directors

J.G. Gardiner
President and Chief Executive Officer

Report on Operations

From one metallurgical coal mine in southeast British Columbia, Fording has grown to eight mining operations in North America that produce high-quality coal products and industrial minerals for customers around the world.



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Our Solid Foundation (2) Reserves



Long-term customer relationships built on security of supply and quality of product.

Metallurgical coal reserves measured by decades with reserves of thermal coal and wollastonite measured in centuries. Mine plans specifically designed to look ahead not five years but up to 25 and beyond, with an eye to the future that never loses sight of present opportunity.
In land there is certainty; in reserves there is promise. The foundation behind Fording's success runs deep.

Mountain Operations

Mountain Operations Fording Inc. is Canada's largest and lowest-cost producer of export metallurgical coal. Its three Mountain Operations located in southeast British Columbia – Fording River, Greenhills and Coal Mountain – are the main contributors to the Company's revenue base.

In 2001, the mines recorded strong coal sales and gains in production and productivities, enhancing their position as suppliers of high-quality coking coal to the world steel industry.

After many years of oversupply, seaborne metallurgical coal markets experienced a tightening of supply and demand in late 2000, especially for high-quality, hard coking coal. This trend continued through 2001, leading to contract prices for metallurgical coal recovering in all market sectors. For the first time in many years, cok-

Coal Reserves and Resources

Coal Reserves(1) for period ending Dec. 31, 2001

(millions of MT)	Proven	Probable	Total
Bituminous Coal(2)			
Fording River	157	60	217
Greenhills	103	7	110
Coal Mountain	32	1	33
	292	68	360
Sub-bituminous Coal(3)	263	588	851
Lignite Coal(3)	3	–	3

Coal Resources(4) for period ending Dec. 31, 2001

(millions of MT)	Measured	Indicated	Total	Inferred
Bituminous Coal				
Fording River	375	196	571	2,606
Greenhills	5	325	330	649
Coal Mountain	61	33	94	15
Other(5)	56	204	260	259
	497	758	1,255	3,529
Sub-bituminous Coal	433	385	818	6,095
Lignite Coal	–	–	–	29

Notes:
(1) Reserves are exclusive of resources
(2) Bituminous coal reserves are reported as metric tonnes clean coal (MTCC)
(3) Sub-bituminous and lignite reserves are reported as recoverable
(4) Coal resources are reported as in-situ tonnes
(5) "Other" indicates non-operating coal properties

ing coal prices in Europe and South America were higher than in Asia, and spot sales prices exceeded contract price settlements. The main factors contributing to the tightening supply situation were mine closures in Canada and the continued reduction of metallurgical coal supply from the United States.

During negotiations for the 2001 contract year, the Japanese Steel Mills abandoned the joint purchase system in favour of individual negotiations. In these discussions, Fording expanded hard coking coal sales and withdrew coal from the lower-priced semi hard market sector.

In the U.S., continuing decline in the supply of competitive seaborne metallurgical coal, coupled with production problems at export mines and diminishing reserves, curtailed the availability of high-quality U.S. metallurgical coal during 2001. As a result, Fording increased sales to the North American steel industry with shipments of approximately 1.5 million tonnes. The Company also secured new term supply agreements in Canada, the United States and Mexico.

Brian Lewis, driller, Fording River ▽



For 2002, market supply and demand conditions are expected to remain favourable.

Fording's Mountain Operations performed very efficiently in 2001. Total material moved increased five percent to 151 million bank cubic metres (BCM). For the three operations, the combined clean-coal strip ratio decreased marginally to 8.0:1. Coal yield at the three operations was 67.7 percent, an increase from the 65.9 percent attained in 2000.



△ *Ed Yuszko, washplant process operator, Greenhills*

The three mines achieved a new plant production record in 2001, producing 16.8 million tonnes of clean coal. This represents a seven-percent increase over the previous record established in 2000. Clean coal productivity amounted to 49 tonnes per manshift, which was a three-percent increase over 2000 results and significantly above the level achieved by other North American metallurgical coal competitors.

Unit costs recorded in 2001 were only one percent higher than in 2000 despite inflation and higher energy costs.

These achievements are a direct result of Fording continuously striving to improve all aspects of its operations. During the year, several projects were carried out to increase value by providing for economic replacement of equipment, increased capacity or reduced operating costs.

With the goal of optimizing combined performance at the Mountain Operations, the major mining equipment profile at each site was changed. Upon completion of the contract at the Prairie Operations' Mildred Lake project, a large-capacity shovel and eight haul trucks were relocated to the Mountain Operations, and the shovel, truck and support equipment fleets at the three operations were reorganized to match operating conditions.



Our Solid Foundation (3) Productivity



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Outstanding productivity is just one way Fording stays ahead in the increasingly competitive coal and wollastonite markets.

A Canadian pioneer in GPS satellite technology to optimize mining, the Company has enhanced its operational processes for fleet dispatch, mine surveying and exploration by using state-of-the-art equipment. In an industry where success is measured by the amount of material mined each day, Fording more than doubles the output of many competitors.

Fording also determined that additional trucks were required to provide increased capacity and to address longer haul distances. To meet this need, four state-of-the-art 291-tonne-capacity haul trucks were added to the truck fleet at Fording River.

To maintain competitiveness in the international marketplace, the Mountain Operations strive to reduce operating costs wherever possible. To mitigate rising energy costs, all three mines utilize coal-fired dryers. In 2001, a coal-fired boiler was installed at Fording River to meet a portion of the heating requirements at the operations.

In the area of labour relations, employees at Fording River ratified a new five-year collective agreement in 2001. The contract expires in April 2006. Together with the agreement at Coal Mountain that expires in December 2005 and the non-union work force at Greenhills, Fording has a solid foundation upon which to continue building its position as a stable employer and a dependable producer.

Efforts continued toward finding and capitalizing on synergies between the three operations in areas such as sharing equipment, establishing a system for a common warehouse for stores and critical parts, sharing information between operational groups, and minimizing vendor duplication between the sites.



△
Scott Dressler, mining engineer, Coal Mountain

Current mine plans and large reserves indicate that Greenhills and Fording River have coal available for production for at least 23 to 25 years at existing rates of production, and Coal Mountain for 13 years. Significant resources exist adjacent to currently planned mining areas to sustain operations beyond this timeframe.

Exploration and development activities are ongoing to identify new mining areas in a timely fashion and to obtain more detailed information within existing mining operations.

Safety performance was consistent with 2000 results, and slightly better than the provincial mining industry average. Safe operations are of paramount importance, and the Mountain Operations are committed to improving their safety performance in 2002.

All three mines were in overall environmental compliance with government permits during the year. As part of its day-to-day activities, the Company reclaims disturbed areas once mining is completed. During 2001, these activities included recontouring, seeding and fertilizing a total of 91 hectares, and planting approximately 46,000 native trees and shrubs at the minesites. Work conducted on the settling pond at Coal Mountain will further improve the quality of water released back into the surrounding drainages, particularly during spring runoff.

Fording River successfully attained ISO 14001 certification, becoming one of the first fully integrated mining operations in the world to achieve this internationally recognized environmental management certification. During the year, Greenhills was



Market leader in the Canadian coal industry that annually generates more than $8 billion or one percent of the nation's GDP.

Where each direct job supports another seven in the economy, and every coal mine helps support hundreds of businesses. Pride in home and community, generating wealth that gives us the tools to properly care for our families and the earth, air and water that sustain us. Proud to contribute, create and give back.



Throughout Fording's history the company has made a priority of sustaining its employee base through market downturns and falling prices.

This pride in a stable work environment not only attracts, but retains the best in the business. In short, almost 2,000 highly skilled men and women with industry-leading safety performance. Approximately 50 percent of the employees are shareholders in the Company... and the results speak for themselves.

acknowledged for its ongoing commitment to preserving and protecting the environment when the British Columbia Ministry of Energy and Mines presented it with a reclamation citation for work undertaken across the minesite. This marks the eleventh award that the Mountain Operations have received for their reclamation achievements.

The Company continues to evaluate the feasibility of constructing a 150-megawatt coal-fired power plant at Fording River.

Fording is a strong proponent of the mining industry and takes an active role in explaining the important contributions that it makes to local communities, the provinces of British Columbia and Alberta, and Canada. The Company feels it is essential that people understand issues such as land use because of the potential impact decisions could have on jobs and communities.

Over the past year, employees joined representatives from forestry and agriculture to make presentations to high school students in southeast British Columbia. Besides learning more about the resource industries, the students gained valuable information on employment opportunities within them.

That's only part of Fording's commitment to youth and education. The Company is an active participant in career days and the annual Mining Week program sponsored by the Mining Association of British Columbia. The Fording Inc. Scholarship program assists the dependants of employees enrolled in post-secondary institutions. In recognition of its ongoing support for educational initiatives in the communities where Fording's employees work and live, the Company was awarded the British Columbia Principals and Vice-Principals Partnership in Education Award in 2001.

Through its corporate donations program, Fording provides assistance to a variety of educational institutions, hospitals and community agencies. Recent beneficiaries include the Fernie Charitable Hospital Foundation and the HEROES/SMARTRISK Program.

Since 1996, employees at the Canadian operations have joined with the Company to participate in the Caring for Kids corporate program to raise funds to support the purchase of specialized equipment and programs for children's hospitals in British Columbia and Alberta.

Prairie Operations

Prairie Operations The Prairie Operations continue to be an important and stable contributor to Fording's operating results. This reflects the ongoing importance of abundant and low-cost coal for electricity generation to Alberta's economy.

Sources of income within the Prairie Operations include the Genesee mining operation, which is a 50-percent joint venture with EPCOR, the City of Edmonton's wholly owned utility. The mine delivers thermal coal to the Genesee generating station for use in producing electricity. The Company also earns royalty income on non-operated thermal coal and potash properties in western Canada. At the Whitewood mine, the Company operates under contract to TransAlta Corporation in providing coal to the electric power plant at Wabamun, Alberta. The Mildred Lake operation located north of Fort McMurray, Alberta, removed oil-sand overburden under contract to Syncrude Canada Ltd. This 10-year contract was successfully completed in 2001.

Willie Wichuk, coal handling plant operator and volunteer fireman, Whitewood ▽



Total coal deliveries to the Genesee and Wabamun mine-mouth power plants were 5.6 million tonnes in 2001, a slight increase from the 5.5 million tonnes that were delivered in 2000.

Production at these two mining operations continued to focus on improving productivity, reducing operating costs and ensuring the delivery of quality product to Fording's customers. In late 2001, Genesee achieved the ISO 9001 quality management system standard. Whitewood employees continued the advancement and use of on-line ash analyzing to optimize coal blends on a real-time basis, and to ensure that a consistent product is delivered to the power plant.

The Whitewood mine resumed normal operations at mid-year following the completion of major maintenance activities at the Wabamun power plant. These maintenance requirements significantly affected coal delivery by Fording during 2000 and 2001. Fording's existing contract agreement with TransAlta has been extended to the end of 2002, and negotiations are continuing to complete a longer-term arrangement.



△ *Les Fedor, electrician, Genesee*

With respect to labour relations at the Prairie Operations, Whitewood employees ratified a new five-year collective agreement late in the year. The contract expires in September 2005. The Genesee operation is non-union.

At Mildred Lake, employees successfully completed the 10-year overburden removal contract for Syncrude Canada Ltd. in August 2001. More than 120 million BCM of material were mined over the period of the contract. Site demobilization consisted of relocating the majority of the mining equipment to the Mountain Operations, the sale of the office and shop facility to Syncrude and conducting an environmental audit on the closure of the site. Final minor site clean-up will be carried out in the spring of 2002.

The Mildred Lake project provided Fording with an opportunity to demonstrate that its mining capabilities extend beyond extracting coal. New oil-sand developments in the Fort McMurray area represent the potential for future opportunities for the Company in this sector of the Alberta energy industry.

Workplace safety is a high priority at all of Fording's minesites, and the results from the Prairie Operations illustrate that employees are committed to ensuring a safe and productive work environment at all times. The three mining operations


CATERPILLAR

Three decades of industry leadership complement our determined pursuit of business fundamentals.

Knowledge is continuously enhanced through research and development carried out in co-operation with suppliers and customers. This focused effort not only encompasses mining activities, but also Fording's commitment to land reclamation in the most effective and environmentally responsible manner. The results have yielded many operational gains and technical advances. Innovation equals motivation... and the bottom line is success.

were lost-time accident free in 2001.

Of particular note, Genesee employees ended 2001 having attained 13 and one-half years of operation without a single lost-time disabling injury. At December 31, 2001, they had completed 4,962 days without a lost-time accident. Mildred Lake employees completed the last six years of the project lost-time accident free.

Reclamation activities are a part of normal operations at the Company's minesites. Typical activities consist of leveling spoil piles and replacing topsoil to achieve objectives of suitable post-mining use. Surface water management, ground water quality and wildlife surveys are essential elements of the reclamation program.

In late 2001, Genesee achieved the ISO 14001 environmental management system standard, demonstrating the Company's commitment to delivering its product in a safe, efficient and environmentally responsible manner.

Community involvement consisted of ongoing participation in the Genesee Power Project Advisory Committee, the Wabamun Lake Public Advisory group and the North/South Wabamun Community group. Other activities included participation at universities, colleges and community schools, and support for local community clubs and facilities.

During the year, Fording was also actively involved in two projects that will expand the use of coal for power generation in Alberta and lead to further development of the Company's extensive sub-bituminous coal reserves.

EPCOR announced that it intends to proceed with the construction of a third generating unit at its Genesee generating station. The proposal for the 490-megawatt expansion received permit approval in December 2001.

As a result, Fording's mining output at Genesee will increase by approximately 50 percent to meet the requirements of the expanded power plant. To accomplish this, a truck and shovel fleet will be purchased to complement the two draglines currently onsite. Plant start-up of the third generating unit is scheduled for early 2005.

Fording and ENMAX Corporation continued feasibility work and advancement of the regulatory approval process for the development of a coal-fired electric power plant at Brooks, 180 kilometres southeast of Calgary. The project would create value for a portion of Fording's extensive thermal coal reserves in the area as the coal would be used to produce electricity for customers in southern Alberta.

Industrial Minerals Operations

Industrial Minerals Operations Fording is the world's largest producer of wollastonite through its wholly owned subsidiaries NYCO Minerals, Inc., located at Willsboro, New York, and Minera NYCO S.A. de C.V. at Pilares near Hermosillo, Sonora, Mexico. American Tripoli, Inc., a subsidiary of NYCO Minerals, Inc. based in Seneca, Missouri, mines and processes tripoli.



The delivery of quality products backed by stringent processes – earns customer trust.

At Fording, the diverse range of ISO designations attained at specific mining operations is backstopped by an experienced marketing team providing customer-driven technical support.

The end result? In 2001, nearly two-thirds of Fording's high-quality coal products were purchased by customers whom we have proudly served for 10 years or longer.



Our Solid Foundation ⑧ Financial Performance

A strong balance sheet, 20 consecutive years of positive earnings, prudent risk management strategies and self-funding capital programs that keep mine equipment current.

It all adds up to a solid financial position that instills confidence and provides flexibility of choice for future growth. Whether it's long-term planning, short-term opportunities, expansion of existing operations or bold new projects, the one certainty is attention to bottom-line return through prudent management.

Willsboro and Pilares produce a full range of high aspect ratio and powder-grade products which are used in a wide variety of industrial and consumer applications. These include plastics, composites, sealants, caulks, metallurgical fluxes, friction materials, paints and corrosion-resistant coatings, fire-resistant construction wallboard and cement-based applications, ceramics, wall and floor tile, and sanitary ware.

Willsboro also produces garnet as a by-product that is used in sand blasting and filtration applications. Tripoli, a mildly abrasive mineral, is used as a polishing and buffing agent for decorative metals and as a friction agent in brake applications.

In 2001, sales of industrial minerals across the Company's product categories declined as a result of a slowing of the global economy, particularly in the United States. Fording also reduced its presence in some lower-priced markets. Wollastonite sales volumes were 99,000 tonnes, a decrease of 21 percent from the previous year. Sales volumes of tripoli and other minerals declined to 16,000 tonnes.

Harmon Provost, packer, Plant 1, Willsboro
▽



In addition to the economic downturn, sales of low-value wollastonite products continued to face intense competition. Pricing and market share remained stable for mid- and high-value products.

The Industrial Minerals Operations will aggressively seek out and expand its market share for all of the Company's high-quality industrial mineral products in all product categories as sales price and volume dynamics allow.

As a market leader, the Industrial Minerals Operations continued to invest substantially in process improvements, new product development and marketing, primarily in the mid- and high-value product categories, and to improve customer service. Research and development focused on those products and applications for which the unique characteristics of wollastonite would add significant value as a replacement for other minerals. During the year, work proceeded on the continued development of an effective website and the use of the Internet to cost-effectively provide electronic commerce on a global basis.



△
Manuel Arturo Paz, operator, Pilares

Production at the Industrial Minerals Operations was planned to meet just-in-time sales deliveries. Specific activities were aimed at achieving gains in productivity, lowering production costs and reducing inventory. Customer satisfaction improved as a result of a continued emphasis on product quality.

All sites continued to optimize their distribution and delivery networks to improve customer service. Employees at Willsboro and Pilares also completed recertification for their ISO 9002 and ISO 9001 product quality standards.

The Company's wollastonite reserves are massive, particularly at the Pilares operation in Mexico. Development work conducted at Willsboro and Pilares in 2001 focused on determining the mineralization characteristics of the reserves in order

Industrial Minerals Reserves[1] for period ending Dec. 31, 2001

(millions of MT)	Proven	Probable	Total
Wollastonite[2]			
NYCO Minerals	4	2	6
Minera NYCO	20	85	105
	24	87	111
Potash[3]	–	–	256
Tripoli[2]	2	–	2

Industrial Minerals Resources[4] for period ending Dec. 31, 2001

(millions of MT)	Measured	Indicated	Total
Wollastonite			
NYCO Minerals	–	1	1
Minera NYCO	–	–	–
	–	1	1
Potash	–	186	186

Notes:
(1) Reserves are exclusive of resources
(2) Wollastonite and tripoli reserves are reported as in-situ tonnes
(3) Potash reserves combine proven and probable categories
(4) All resources are reported as in-situ tonnes

to best utilize them in supplying the market and for new product development.

Worker safety and protection of the environment remained key objectives throughout the year, which was reflected by the increased emphasis placed on employee training in all areas. Disabling injuries were reduced at Willsboro and Pilares, and American Tripoli employees successfully completed 13 years without a lost-time accident.

There were no environmental non-conformances during the year, and Pilares successfully renewed its ISO 14001 environmental standard certification.

In labour negotiations during the year, employees at Willsboro signed a new five-year collective agreement that will be in effect until June 2006. There is also a five-year agreement in place at American Tripoli which expires in June 2003. The Pilares operation is non-union.

As active members of their communities, the Industrial Minerals Operations provide support and assistance to local programs and activities in a variety of areas. Among the recipients are local schools and universities, youth organizations and health-care centers.

This discussion and analysis is a year over year review of Fording Inc.'s activities, results of operations, liquidity and capital resources, on a consolidated basis.

Management's Discussion & Analysis





2001
Annual Report

The following should be read together with the Consolidated Financial Statements, the Notes thereto and other public disclosure of Fording Inc. (Fording). The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles. These principles conform in all material respects with US generally accepted accounting principles except as disclosed in Note 18 to the Consolidated Financial Statements. The financial results and financial position of Fording includes the metallurgical coal sites of the Mountain Operations, the mine-mouth thermal coal mines and royalty properties of the Prairie Operations and the Industrial Minerals Operations of NYCO Minerals, Inc. (NYCO), Minera NYCO S.A. de C.V. (Minera) and American Tripoli, Inc. The Corporate segment reflects general and administrative expenses not allocable to specific business segments.

Overview

Overview The Company's strong financial results in 2001 reflected the continued recovery of world metallurgical coal markets, as sales prices rose and the supply/demand balance remained tight. Mountain Operations financial results improved substantially reflecting near record sales volumes of 15 million tonnes and an $8 per tonne increase in average sales prices over the previous year.

Operating Income
(millions of Canadian dollars)


196.7
129.3
63.3
85.5
176.4
97 98 99 00 01

The Prairie Operations continue to be stable and important contributors to the Company's financial results. The Industrial Minerals Operations were affected by the slowing global economy, and the wollastonite market continues to be in an oversupply position, particularly in the competitive low-value segment.

On October 1, 2001, Fording became a publicly held corporation with the successful completion of the reorganization of Canadian Pacific Limited (CPL) into five separate public companies. Fording had been a part of the CPL group of companies since its inception in 1968.

Summarized Statement of Net Income
(millions of Canadian dollars, except earnings per share)

	2001	2000	1999
Income from operations:			
Mountain Operations	$ 142.0	$ 46.1	$ 22.8
Prairie Operations	40.0	38.2	37.6
Industrial Minerals Operations	2.4	6.8	7.8
Corporate	(8.0)	(5.6)	(4.9)
	176.4	85.5	63.3
Interest and other expenses	12.6	15.1	16.5
Income taxes	69.2	35.8	20.1
Net income	$ 94.6	$ 34.6	$ 26.7
Basic earnings per share	$ 1.80	$ 0.66	$ 0.51

Net Income
(millions of Canadian dollars)


146.4
65.7
26.7
34.6
94.6
97 98 99 00 01

2001 Compared to 2000 For the year ended December 31, 2001, income from operations more than doubled to $176 million from $86 million in 2000 and net income rose $60 million to $95 million. Earnings per share of $1.80 represented an increase of 173% over earnings of $0.66 per share in 2000. These results reflect the record income from operations from the Mountain Operations. Income from operations of the Prairie Operations also improved, primarily due to increased royalty revenue from third-party mining of Fording mineral properties. The results of the Industrial Minerals Operations were adversely impacted by slowing economic activity in 2001, particularly in the United States and results were below those achieved in 2000.

Mountain Operations The Mountain Operations achieved record performance levels in 2001, generating income from operations of $142 million, which represents a gain of 208% over 2000. Sales volume of 15.0 million tonnes was close to the prior year's record volume of 15.1 million tonnes. After many years of oversupply, metallurgical coal supply and demand returned to balance during 2000 and remained tight through 2001. Price increases were achieved in all of the Company's metallurgical coal markets for the coal year commencing April 1, 2001. In addition to price increases, demand has remained strong and volumes in excess of the prior year's record tonnage would have been achieved if vessel scheduling, poor weather conditions, and mechanical difficulties at the port had not prevented several vessels from loading in December. Operating revenues rose to $873 million from $756 million in 2000. Average coal sales prices from the Mountain Operations rose 16% over the prior year to US$40 while realized Canadian dollar prices rose to $58 per tonne from $50.

Cost of sales increased to $676 million in 2001 from $654 million in 2000 as a result of a 4% increase in the unit cost of sales. The rise in unit cost was primarily a result of higher distribution costs. Rail rates increased effective April 1, 2001 in the same proportion as the price increase for metallurgical coal negotiated by the Company with certain of its Pacific market customers for the 2001 coal year. In addition, higher port rates and an increase in the proportion of North American customers which are rail direct also contributed to higher distribution costs. Production costs increased 1%, as higher energy costs and inflation were offset by operating efficiencies. Selling, general and administrative expenses were essentially unchanged for the year at $2 million, while depreciation and depletion decreased slightly to $52 million in 2001 from $54 million in 2000. The lower depreciation and depletion expense was a result of certain mining equipment becoming fully depreciated, which has lowered the depreciation costs.

Prairie Operations Income from operations rose slightly to $40 million in 2001 from $38 million in 2000. Operating revenue declined to $80 million in 2001 from $85 million in 2000 as a result of the completion of the 10-year Mildred Lake contract. This decrease was partially offset by higher royalty revenues received from third-party mining of Fording reserves and increased mining activities at Whitewood. Cost of sales decreased to $33 million in 2001 from $37 million in 2000 principally due to the closure of the Mildred Lake Operation.

Operating Revenue
(millions of Canadian dollars)


1,014.3
906.1
855.6
896.1
1,000.4
97 98 99 00 01

Export Coal Sales Price
(dollars per tonne)


70
60
50
40
30
20
10
0
97 98 99 00 01
Average CDN$ Sales Price
Japanese Hard Coking Coal US$ Sales Price
Average US$ Sales Price

00000032

Industrial Minerals Operations Income from operations declined to $2 million in 2001 from $7 million in 2000. This decrease was principally due to the slowing of the global economy, particularly in the United States. Wollastonite sales volume of 99,000 tonnes in 2001 was 21% lower than in 2000. Reduced sales volumes were partially offset by a 12% increase in the average Canadian dollar sales price. Due to the competitiveness of low-value products, the Company has reduced its presence in certain markets and focused on higher-value products.

Other Corporate costs of $8 million for 2001 increased $2 million over the prior year due primarily to the increased costs of being a public company.

Interest and other expenses decreased to $13 million in 2001 from $15 million in 2000 due to lower debt levels which reduced interest expense by $6 million. One-time costs associated with the CPL reorganization were $4 million in 2001. All reorganization costs have been recorded in the 2001 financial results.

Income taxes increased to $69 million in 2001 from $36 million in 2000 as a result of higher pre-tax income. The effective tax rate declined to 42% for 2001 from 51% in 2000 as a result of reassessments related to prior years being settled in 2001 and the one-time impact of lower British Columbia tax rates on the future income tax provision. Based on presently enacted income tax and British Columbia mineral tax rates, the effective tax rate is estimated to approximate 50% in 2002.

2000 Compared to 1999

2000 Compared to 1999 Income from operations and net income increased to $86 million and $35 million, respectively in 2000, from $63 million and $27 million in 1999. The improvement was due primarily to higher sales volumes and lower unit costs of the Mountain Operations, which achieved record export coal sales of 15.1 million tonnes in 2000 compared to 14.2 million tonnes in 1999. The results of the Prairie Operations were essentially unchanged, while the Industrial Minerals Operations income from operations declined slightly due to lower average sales prices.

Mountain Operations The Mountain Operations income from operations increased to $46 million in 2000 from $23 million in 1999, largely due to a 6% increase in sales volumes. The higher increased sales volume was accompanied by an increase in realized Canadian dollar prices and a decrease in unit cost of sales. Although price negotiations with the Japanese Steel Mills (JSM) for the 2000 coal year resulted in price decreases of up to 5%, markets outside Asia did not follow the JSM settlements. Price reductions in non-Asian markets were typically less than those agreed to with the JSM and some European contracts had small price increases. Average sales prices of coal products from the Mountain Operations decreased to US$34 per tonne in 2000 from US$36 per tonne in 1999, due to lower average contract prices. However, realized Canadian dollar prices increased 30 cents to just over $50 per tonne due to lower hedged foreign exchange rates.

Cost of sales increased to $654 million in 2000 from $637 million in 1999 as a result of higher sales volumes, partially offset by a 3% decrease in cost of sales on a per tonne basis. A 2% increase in operating costs, primarily due to higher fuel and energy costs, partially offset a reduction in unit distribution costs. In addition, as a result of new accounting standards implemented in 2000, mineral taxes were defined to be included in income taxes whereas in prior years these amounts were included in the cost of sales. Selling, general and administrative expenses were essentially unchanged for the year. Depreciation and depletion increased to $54 million in 2000 from $52 million in 1999 due to higher production volumes from the Mountain Operations.

Prairie Operations Income from operations of $38 million in 2000 was essentially unchanged from 1999. Operating revenue amounted to $85 million in both years. Higher cost of sales in 2000, primarily due to shovel maintenance costs at the Mildred Lake Operation was offset by lower depreciation and depletion resulting from reduced mining activity at Mildred Lake and adjustments related to prior years' amounts at Genesee.

Industrial Minerals Operations The Industrial Minerals income from operations decreased to $7 million in 2000 from $8 million in 1999. Operating revenue declined to $56 million in 2000 from $59 million in the previous year reflecting a 7% decline in the average sales price of wollastonite. This decline was partially offset by an increase in wollastonite sales volumes to 125,000 tonnes in 2000 from 123,000 tonnes in 1999. Cost of sales declined slightly in this period to $33 million reflecting lower production for inventory control purposes, and selling, general and administrative costs decreased by $1 million to $7 million in 2000. Depreciation and depletion was essentially unchanged over the period at $9 million.

Other Interest and other expenses decreased to $15 million in 2000 from $17 million in 1999 due to reduced interest expense on long-term debt. Cash flow in 2000 exceeded the Company's capital and dividend requirements and the resulting surplus cash was used to reduce the Company's long-term debt by $100 million in 2000.

Income and other taxes increased to $36 million in 2000 from $20 million in 1999 due to increased earnings and changes in accounting policies. Changes to income tax accounting definitions resulted in mineral taxes being included in income taxes, whereas in prior years these amounts were included in cost of sales. Mineral taxes increased to $8 million in 2000 from $5 million in 1999 due to the increase in income from the Mountain Operations. Principally as a result of the inclusion of mineral tax, the Company's effective tax rate increased to 51% from 43% in 1999.

Liquidity and Capital Resources

Liquidity and Capital Resources

Cash Flows As at December 31, 2001, the Company's cash and temporary investments were $4 million. Cash flow increased to $159 million in 2001 from $118 million in 2000 and $99 million in 1999 as a result of higher net income, primarily attributable to the Mountain Operations.

Non-cash working capital increased $30 million in 2001 following declines of $18 million in 2000 and $59 million in 1999. These changes primarily reflect the reduction of coal inventory in 1999 and 2000 and the increase in coal inventory at December 31, 2001 as several shipments scheduled for 2001 slipped into 2002. There was also an increase in accounts receivable of $7 million as at December 31, 2001 from the same date in 2000. During the last three years, the Company has utilized cash provided by operating activities to fund its capital expenditures and working capital and dividend requirements, and to substantially reduce its debt.

Cash Flow
(millions of Canadian dollars)


235.8
142.8
99.3
118.4
158.5
97
98
99
00
01

Cash used in investing activities rose to $59 million for the current year from $36 million in each of 2000 and 1999. The increase is primarily due to capital investment at the Mountain Operations, where new haul trucks were purchased and equipment moved from Mildred Lake was refurbished, in addition to normal maintenance expenditures required to sustain existing operations.

Cash used in financing activities decreased to $69 million in 2001 from $110 million in 2000 and $117 million in 1999 due to the net effect of lower debt repayments and cash used for the Company's dividend payments and share buy back program. Shares purchased and cancelled under the normal course issuer bid amounted to 560,000 shares at a total cost of approximately $15 million.

Capital Expenditures
(millions of Canadian dollars)


223.4
68.4
38.2
39.1
65.3
97
98
99
00
01

The Company has generally satisfied working capital requirements and funded its sustaining capital expenditures and dividends from cash generated from operations. The Company believes that cash generated from operations and its borrowing capacity will be sufficient to meet its current working capital requirements, anticipated capital expenditures and scheduled debt payments.

Credit Facilities The Company has a $250 million syndicated bank facility (Bank Facility) with a group of Canadian and Canadian registered foreign banks, which expires in June 2004, if not extended. The 3-year term may be extended annually at the request of the Company and at the option of the syndicated banks. Borrowing rates are short term, subject to interest rate movement and vary depending on the Company's financial ratios. Financial covenants contained in the Bank Facility consist of a maximum debt to capitalization ratio, a maximum debt to earnings ratio and a minimum net tangible net worth calculation.

As at December 31, 2001, the Company had $131 million of borrowings and $38 million of letters of credit or letters of guarantee outstanding, leaving unused lines of credit of $81 million under the Bank Facility.

Outlook

Outlook The Company believes that it is well-positioned to build on the results of 2001 and to continue to generate strong earnings and cash flow for its shareholders.

Mountain Operations Fording's Mountain Operations continue to have the largest impact on the financial results of the Company. Management believes that, despite the weakening steel industry, world seaborne hard coking coal markets remain tightly balanced and, as such, looks forward to improved export-coal prices and volumes in 2002. Negotiations with the Japanese steel mills for the 2002 coal year commencing April 1, 2002 began in November and are ongoing. The Company has currently targeted export-coal sales of 15.7 million tonnes for 2002.

Westshore Terminals (Westshore) in British Columbia provides ship-loading services for approximately 90% of the Company's metallurgical coal. Agreements covering over 80% of the Westshore volume expire on March 31, 2002 and December 31, 2002. Negotiations to renew these agreements are ongoing. The remaining agreement expires on December 31, 2004.

Current design capacity limits for the Mountain Operations total 17 million tonnes, with the Company's share of production being 16 million tonnes. The Company is considering a coal-fired power plant at its Fording River facility.

Prairie Operations The Company expects income from operations to decrease due to the completion of the 10-year Mildred Lake contract in 2001. Whitewood and Genesee Operations will continue to provide consistent earnings in 2002, while royalty revenues continue to be subject to the mine plans of third parties and outside the control of the Company. There are significant opportunities to expand the business of the Prairie Operations with the expansion of the Genesee power station and the potential construction of the Brooks power project.

The Company has signed an interim continuation agreement with TransAlta Corporation to continue the Whitewood mining operations adjacent to the Wabamun power plant to the end of 2002. Negotiations for a longer-term arrangement with TransAlta continue. Fording has a significant reserve position for future mining at the Wabamun power plant should it continue to operate in the long term.

A 490-megawatt expansion at the Genesee power station received government approval in December 2001 and the owner of the plant, EPCOR, has announced it intends to proceed with construction of a third generating unit, with a projected start-up in early 2005. Coal for the power plant is supplied by the Genesee mine where Fording is a 50% joint venture partner with EPCOR. Fording's mining activity at Genesee will increase approximately 50% to meet the coal requirements of the expanded power station. Fording estimates that its share of mine expansion investment will be approximately $35 million.

In addition, Fording and ENMAX continue to advance the engineering, cost estimates and preparation of technical and environmental applications for an electric power station at Brooks, consisting of two 500-megawatt coal-fired, supercritical boilers. The decision to advance the project will be determined on the completion of final engineering, regulatory approval and satisfactory commercial arrangements. The estimated cost of constructing the mine and bringing the first 500-megawatt unit on-line is approximately $800 million, which could be in commercial production in late 2005, should a decision to proceed be made in 2002.

Industrial Minerals Operations The demand for the products of the Industrial Minerals Operations is highly dependant on the general condition of the economy. The earnings performance of these operations is not expected to show material improvement until the economy, particularly in the United States, strengthens.

Liquidity and Capital Resources In 2002, Fording expects cash flows to be more than sufficient to fund routine capital requirements and dividends. Regular capital expenditures are expected to be of a sustaining nature and decrease from 2001 levels closer to 2000 spending. Capital spending related to the power generation project at Brooks will continue to be funded by cash from operations through the regulatory approval and project assessment phase. Fording will continue to invest in new technologies and equipment to improve production efficiencies and product quality, as well as evaluate new business opportunities.

Business Risks and Uncertainties

Business Risks and Uncertainties The Company has operations throughout North America and customers around the world. As such, Fording is exposed to changes in various markets, economies and its operations can be affected by a variety of conditions. To minimize the impact of such changes and conditions on the financial performance of the Company, Fording seeks to identify, evaluate and, where appropriate, hedge financial, market and operational risks.

Foreign Currency Exchange Risk The Company's operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results as a significant portion of the Company's operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To manage its exposure to currency fluctuations, the Company has entered into foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The unrealized loss on these foreign exchange forward contracts at December 31, 2001 was $183.5 million. The following chart summarizes the Company's hedged positions for the 5-year period commencing January 1, 2002.

Market Risk The prices for export metallurgical coal have a significant impact on the Company's profitability, and are dependent on the supply/demand balance for seaborne metallurgical coking coal and to a lesser degree, the economic conditions of the markets into which the Company sells its products. Profitability is also affected by production and transportation

Year	Amount Hedged *(millions of US$)*	Average Exchange Rate *(CDN$/US$)*	Average Exchange Rate *(US$/CDN$)*
2002	$ 616	1.44	0.69
2003	535	1.53	0.65
2004	336	1.50	0.67
2005	184	1.42	0.70
2006	45	1.60	0.62
Total	$ 1,716		

costs, product quality and taxation. Over time the Company has attempted to reduce its dependence on any single market through the development of a diversified customer base.

Earnings Sensitivity The following table illustrates the estimated effect on operating income for the year ended December 31, 2001 of a hypothetical change in the exchange rates and average metallurgical coal sales prices:

(millions of Canadian dollars)	Increase (decrease) in operating income
10% strengthening of the Canadian dollar against the US dollar[1]	
Unhedged	(81)
Hedged[2]	(21)
10% weakening of the Canadian dollar against the US dollar[1]	
Unhedged	99
Hedged[2]	25
US$5 per tonne increase in average metallurgical coal sales price[3]	116
US$5 per tonne decrease in average metallurgical coal sales price[3]	(116)

Notes:
(1) Based on US dollar denominated metallurgical coal revenue, Industrial Minerals income from operations and a Canadian dollar per US dollar exchange rate of $1.55
(2) Based on foreign exchange forward contracts of US $428 million at an average Canadian dollar per US dollar exchange rate of $1.42
(3) Based on 2001 metallurgical coal sales of 15.0 million tonnes and a Canadian dollar per US dollar exchange rate of $1.55

Interest Rate Risk In the past, the Company has used interest rate swaps to manage interest rate risk, but has not entered into financial instruments for speculative or trading purposes. As of December 31, 2001, the Company was not a party to any interest rate hedging agreements. Based on the Company's present debt position, management believes that it is not necessary to engage in interest rate hedging activities. From time to time, management will re-evaluate its current position.

Insurance Fording maintains insurance against risks that are typical in the mining industry and in amounts that the Company believes to be reasonable. The Company has insured its physical assets on a replacement cost basis. The Company has also purchased liability insurance and business interruption insurance. Fording purchased insurance for the benefit of its directors and officers, and those of its subsidiaries. Insurance against certain risks, including certain liabilities for environmental damage, is not available to the Company or to others in the mining industry.

Environment It is the Company's policy to achieve and demonstrate sound environmental performance by controlling the impact of its activities on the environment through its policies and practices, and to comply with applicable laws and regulations. Effective environmental management systems form an integral part of Fording's mining operations and aid in the continual monitoring and improvement of environmental performance and reduced environmental risks and liabilities. A number of the Company's operations have achieved ISO 14000 certification to further demonstrate to customers and the general public a strong environmental ethic by implementing an internationally recognized system for environmental management.

Canada and the United States have not introduced comprehensive regulations addressing greenhouse gas emissions and emission targets. At the present time, federal and provincial programs in Canada seek to control emissions of greenhouse gases through voluntary initiatives. Fording voluntarily participates in some of these initiatives which promote energy efficiency and more efficient use of resources. While the United States has stated it will not ratify the Kyoto Protocol and Canada remains undecided, the international adoption of emission limitation targets or other regulatory efforts to stabilize or reduce greenhouse gas emissions, may affect the demand for coal, oil and natural gas as well as increase production and transportation costs.

Operational Risks Operational risks include the possibility of natural disasters, failure of major equipment or labour disruptions. The Company has taken steps to mitigate these risks by maintaining adequate stockpiles of finished product, maintaining insurance coverages to minimize the impact of specified events, implementing gain-sharing and employee share purchase programs and negotiating long-term collective agreements at all of its unionized minesites.

Employees at the Fording River, Whitewood and NYCO operations ratified new 5-year collective agreements during 2001. The agreements provide for wages and benefits which are competitive within the industry. A similar 5-year agreement was achieved at the Coal Mountain operation in 2000. There are now 5-year agreements in place at each of the Company's five unionized operations. Fording's other three mines are non-unionized.

Exposure to energy prices affects costs at Fording, particularly the Mountain Operations. Although all three metallurgical coal mines now have coal-fired dryers in their process plants, natural gas continues to be used for the heating of buildings and to some degree, drying of coal. More significant is the high price of diesel, which is used by most of the Company's heavy equipment. A one-cent change per litre in the price of diesel translates into approximately a $1-million change in operating costs. The mines also use significant amounts of electricity. Electricity prices are currently regulated in the province of British Columbia and are frozen until March 2003. The Government of British Columbia is currently reviewing the restructuring of the electricity industry in that province. A 5% increase in electricity costs would result in an additional $1 million in operating expenses to Fording.

Substantially all of the coal production from the Mountain Operations is transported to port facilities by Canadian Pacific Railway (CPR) and loaded onto vessels by Westshore in Vancouver. Prolonged labour stoppages, weather problems or other factors that prevent the

CPR or Westshore from delivering their services could seriously impact the financial results of the Company. CPR has collective agreements with all seven labour organizations in Canada, the earliest expiring at the end of 2002. All three of Westshore's labour contracts expire on January 31, 2003.

Forward-Looking Information

Forward-Looking Information This annual report contains certain forward-looking statements within the meaning of the *Private Securities Litigation Reform Act of 1995* (United States) relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. These factors include, but are not limited to, changes in commodity prices; changes in steel-making methods and other technological changes; the strength of various economies; changes in the manner in which use of the Company's products are regulated; the availability and comparative price of energy commodities; the effects of competition and pricing pressures; the oversupply of, or lack of demand for, the Company's products; changes in the manner in which the power industry is regulated; currency and interest rate fluctuations; various events which could disrupt operations, including labour stoppages and severe weather conditions; and the Company's ability to anticipate and manage the foregoing factors and risks.

Fording cautions that the list of factors set forth above is not exhaustive. Fording undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Statements relating to the magnitude or quality of Fording's mineral deposits are deemed to be forward-looking statements. The reliability of such information is affected by, among other things, uncertainties involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

Management's Report

January 18, 2002

The accompanying consolidated financial statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts that reflect management's judgment and best estimates. Financial information contained elsewhere in this Annual Report is consistent with the consolidated financial statements.

Management has established systems of accounting and internal control that provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and produce reliable accounting records for the preparation of financial information. Policies and procedures are maintained to support the accounting and internal control systems and include an established code of business conduct.

The independent external auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The independent auditors have full and free access to the Audit Committee.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting of three members, all of whom are unrelated directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee also recommends to the Board the independent auditors to be proposed to the shareholders for appointment at the annual meeting. Interim consolidated financial statements are reviewed by the Audit Committee prior to release to the shareholders.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee.

J.G. Gardiner
President and Chief Executive Officer

A.R. Hagerman
Vice President and Chief Financial Officer

Auditors' Report

To the Directors of Fording Inc.

We have audited the consolidated balance sheets of Fording Inc. as at December 31, 2001, and 2000 and the consolidated statements of income and retained earnings and cash flows for the years then ended December 31, 2001, 2000, and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001, and 2000 and the results of its operations and the changes in its financial position for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
January 18, 2002

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) where there is a change in the accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 3 to the consolidated financial statements. Our report to the shareholders dated January 18, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
January 18, 2002

Fording Inc.

Consolidated Balance Sheets

As at December 31

(millions of Canadian dollars)	2001	2000
Assets		
Current assets		
Cash and temporary investments	$ 3.7	$ 2.6
Accounts receivable	54.3	47.6
Inventory *(note 4)*	156.8	128.6
Prepaid expenses	6.9	4.2
	221.7	183.0
Capital assets (note 5)	807.1	804.3
Other assets	11.5	7.4
	$1,040.3	$ 994.7
Liabilities		
Current liabilities		
Bank indebtedness	$ 0.9	$ 10.2
Accounts payable	78.5	68.8
Income taxes payable	1.7	4.1
Current portion of long-term debt *(note 7)*	–	0.2
	81.1	83.3
Non-current liabilities (note 6)	61.7	58.0
Long-term debt (note 7)	131.0	144.0
Future income taxes (note 9)	178.3	183.9
Commitments and contingencies (note 15)		
	452.1	469.2
Shareholders' Equity		
Capital stock (note 10)	125.5	126.4
Capital contributed (note 10)	1.8	15.0
Retained earnings	423.6	361.2
Foreign currency translation adjustment (note 10)	37.3	22.9
	588.2	525.5
	$1,040.3	$ 994.7

The accompanying notes are an integral part of these financial statements.

Approved by the Board:

J.G. Gardiner
Director

H.G. Schaefer
Director

Consolidated Statements of Income and Retained Earnings

Years ended December 31

(millions of Canadian dollars)	2001	2000	1999
Revenues	$1,000.4	$ 896.1	$ 855.6
Expenses			
Cost of sales	739.0	723.9	707.2
Selling, general and administrative	15.2	12.4	11.3
Depreciation and depletion	69.8	74.3	73.8
	824.0	810.6	792.3
Income from operations	176.4	85.5	63.3
Other expenses, net *(note 8)*	12.6	15.1	16.5
Income before taxes	163.8	70.4	46.8
Income taxes *(note 9)*			
Current	78.8	24.5	12.5
Future	(9.6)	11.3	7.6
	69.2	35.8	20.1
Net income	$ 94.6	$ 34.6	$ 26.7
Average number of shares outstanding (millions) *(note 10)*	52.5	52.5	52.5
Basic earnings per share *(note 10)*	$ 1.80	$ 0.66	$ 0.51
Diluted earnings per share *(note 10)*	$ 1.80	$ 0.66	$ 0.51
Retained earnings - beginning of year	$ 361.2	$ 419.6	$ 414.4
Net income for the year	94.6	34.6	26.7
Dividends	(32.2)	(27.4)	(21.5)
Retained earnings - restatement *(note 3)*	–	(65.6)	–
Retained earnings - end of year	$ 423.6	$ 361.2	$ 419.6

The accompanying notes are an integral part of these financial statements.

Fording Inc.

Consolidated Statements of Cash Flows

Years ended December 31

(millions of Canadian dollars)	2001	2000	1999
Operating activities			
Net income for the period	$ 94.6	$ 34.6	$ 26.7
Depreciation and depletion	70.9	74.3	73.8
Future income taxes *(note 9)*	(9.6)	11.3	7.6
Reclamation provision	2.5	2.5	2.4
Employee future benefits	2.2	0.2	–
Reclamation expenditures	(1.0)	(0.9)	(0.8)
Other operating items, net	(1.1)	(3.6)	(10.4)
Cash flow	158.5	118.4	99.3
Change in non-cash working capital items *(note 12)*	(30.3)	18.2	59.3
Cash from operations	128.2	136.6	158.6
Financing activities			
Dividends	(32.2)	(27.4)	(21.5)
Repurchase of capital stock *(note 10)*	(14.5)	–	–
Issuance of capital stock *(note 10)*	0.4	–	–
Decrease in long-term debt	(13.0)	(100.2)	(95.2)
Decrease in bank indebtedness	(9.3)	–	(0.2)
Increase in bank indebtedness	–	2.6	–
Capital contributed	–	15.0	–
	(68.6)	(110.0)	(116.9)
Investing activities			
Additions to capital assets	(65.3)	(39.1)	(38.2)
Proceeds on disposal of capital assets	6.6	0.7	3.5
Other	0.2	2.0	(1.6)
	(58.5)	(36.4)	(36.3)
Increase (decrease) in cash position	1.1	(9.8)	5.4
Cash and temporary investments - beginning of year	2.6	12.4	7.0
Cash and temporary investments - end of year	$ 3.7	$ 2.6	$ 12.4

Temporary investments are investments maturing within 3 months.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Corporate reorganization

Note 1

On October 1, 2001, as part of a corporate Plan of Arrangement, Canadian Pacific Limited (CPL) distributed its interests in Fording Corporation (old Fording Inc.) to a newly created publicly held company, Fording Inc. (new Fording Inc.). As both Fording Corporation and Fording Inc. (Fording) were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of Fording Corporation became the historical financial information of newly formed Fording Inc.

Fording common shares were issued at a ratio of 0.166 for each CPL share outstanding. The number of Fording shares outstanding on October 5, 2001, being the date that former shareholders of CPL became shareholders of Fording Inc., was 52.5 million. The Fording Corporation common shares outstanding at the time of the reorganization are now fully owned by Fording Inc.

At December 31, 2001, Fording had recorded charges of $3.9 million related to the reorganization, primarily attributable to advisory fees.

2. Summary of significant accounting policies

Note 2

Principles of consolidation The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of Fording and its subsidiaries, all of which are wholly owned. The material differences between Canadian and United States generally accepted accounting principles, insofar as they apply to Fording, are discussed in note 18.

Certain of the mining activities are conducted on a joint-venture basis. The consolidated financial statements reflect the Company's proportionate interest in such ventures, as disclosed in note 12(c). A joint venture is an economic activity resulting from a contractual arrangement whereby two or more venturers jointly control the economic activity. Joint control of an economic activity is the contractually agreed sharing of the continuing power to determine its strategic operating, investing and financing policies.

Inventory Product and raw minerals inventory is valued at the lower of average production cost and net realizable value. Production costs include labour, operating materials and supplies and an applicable portion of operating overhead.

Stores and materials inventory is valued at the lower of actual cost and net realizable value. Actual costs represent the delivered price of the item.

Capital assets Land, buildings and equipment are recorded at cost; maintenance and repairs of a routine nature are expensed as incurred. Buildings are depreciated on the straight-line basis over their useful lives, ranging from 15 to 40 years. Equipment is depreciated on the straight-line basis over their useful lives, based on the number of hours in operation and range from 5 to 35 years.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is provided using a unit of production method based upon the proven and probable mineral reserve position of the mine. Development costs incurred to expand the capacity of operating mines, to develop new ore bodies or to develop mine areas substantially in advance of current production are capitalized and charged to operations on a unit of production method related to the mineral reserves position.

Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are deferred. Upon commencement of production, deferred costs are charged to operations on a unit of production method related to the mineral reserve position.

When the net carrying value of a capital asset, less its related provision for future removal and site restoration costs and less related future income taxes, exceeds the estimated undiscounted future net cash flows together with its residual value, the excess is charged to earnings.

Research and development Research costs are charged to earnings in the period in which they are incurred. Development costs related to products and processes for which the technical and economic feasibility is established are deferred until commercial production or until the process is in use.

Capitalized interest Interest is capitalized on major capital projects under construction based on the borrowing rate of debt related to the project or the Company's average cost of borrowing.

Reclamation Reclamation costs to be incurred at the completion of the current long-range mine plans are estimated based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. These costs are then accrued on an undiscounted unit of production basis as mining activities release the reserves included in the long-range mine plan. The costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure, and are based on the existing cost structure for these activities at each of the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining areas are completed and become available for reclamation. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Accrued reclamation costs are periodically reviewed by management and are revised for changes in future estimated costs and regulatory requirements.

Long-term debt Long-term debt includes debt which matures beyond one year, and borrowings on a revolving basis which under the borrowing facility can be extended for more than one year at the option of the Company.

Foreign currency translation The functional currency and therefore the unit of measure of the Company's industrial mineral subsidiaries, NYCO Minerals and Minera NYCO, is the US dollar. The functional currency of the Company's Mountain and Prairie operations and the reporting currency of the Company is the Canadian dollar. The financial statements of the Company's Minera NYCO operation are remeasured from Mexican pesos into US dollars using the year-end exchange rate for monetary assets and liabilities, and at the historical exchange rates for non-monetary assets and liabilities. Foreign currency revenues and expenses are remeasured at the exchange rate in effect on the dates of the related transactions, except for provisions for depreciation and depletion, which are remeasured on the same basis as the related assets. With the exception of unrealized gains and losses on long-term monetary assets and liabilities, which are being amortized to income over the remaining lives of the related items, foreign currency transaction gains and losses are included in income immediately.

The US dollar accounts of the Company's NYCO and Minera operations are translated into Canadian dollars, the reporting currency of the Company, using the current rate method. Assets and liabilities are translated using the year-end exchange rates, and revenues and expenses are translated at the average exchange rates in effect for the year. Exchange gains or losses arising from translation are deferred and included under Shareholders' Equity as Foreign Currency Translation Adjustments.

Financial instruments Derivative financial instruments are utilized by the Company to manage its exposure to market risks relating to foreign currency exchange rates and interest rates. Gains and losses on derivative instruments used as hedges are only recognized in income in the period that the hedged exposure is recognized in income, which is the same period in which the instrument is settled. The gain or loss is netted against the income or expense item which was hedged. Gains or losses realized on the termination of derivative instruments prior to their maturity are deferred and recognized in the period that the item which was hedged by the terminated instrument is recognized in income.

Revenue recognition Revenues are recognized when title passes to the customer. Seaborne coal sales revenues are recognized when the coal has been loaded and the vessel has departed the shipping location. Rail direct sales are recognized when the coal is loaded on the train. Industrial minerals sales revenues are recognized upon shipment to customers from the plant or warehouse.

Revenues in the Prairie Operations primarily consist of contracted services, return on investment and royalties. The revenues are recorded when the services required by the underlying contract are provided or the mineral reserve is mined. Return on investment is recognized when earned and royalties are recognized when received.

Management estimates The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, depreciation, asset impairment test calculations for capital assets, future reclamation liabilities and employee future benefits as all of these calculations are based on reserve estimates and/or estimated future costs. Actual results could differ from those estimates.

Income taxes Future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantially enacted tax rates. The effect of changes in income tax rates on future income tax assets and liabilities is recognized in the period that the change occurs.

Stock-based compensation No compensation expense is recognized for stock-based compensation plans when stock options are issued to employees. Any consideration paid by the employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Employee future benefits The costs of pensions and other post-retirement benefits (primarily health care and life insurance) are actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected costs. Market related values are used for calculating the expected return on plan assets. The projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments.

For defined benefit plans, employee future benefit expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market related value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the various plans.

For defined contribution plans, pension costs equal plan contributions made during the current year.

The costs of post-retirement benefits, other than pension, are recognized on an accrual basis over the remaining service life of employees.

Note 3 **3. Changes in accounting policies**

Income taxes Effective January 1, 2000, the Company adopted, retroactively without restating prior years, the new recommendations of The Canadian Institute of Chartered Accountants (CICA) with respect to accounting for income taxes. Previously, the Company followed the deferral method of accounting for income taxes. The result was to increase future tax liabilities by $43.7 million and decrease opening retained earnings by $43.7 million in 2000. Also, mineral taxes of $7.7 million, redefined by the new recommendations to be income taxes, were included in the income tax provision whereas previously they were included in operating expenses. The effect on current earnings from adopting this change was not material. Mining taxes included in operating expenses were $4.6 million in 1999.

Employee future benefits Effective January 1, 2000, the Company adopted retroactively, without restating prior years, the new CICA recommendations for accounting for employee future benefits. The new standard changed the accounting for gains and losses on future pension benefits by using current market rates, as opposed to average long-term interest rates. The new standard also requires the accrual of the liability and expense for all post-employment benefits, rather than just pension benefits. The effect of adopting these changes was a decrease of approximately $2 million on 2000 net income.

Under the new recommendations, the Company's projected benefit obligation is discounted using a market interest rate at the end of the year on high-quality corporate debt instruments. Previously, the discount rate used was based on management's best estimate of the long-term rate of return on pension fund assets.

In addition, the Company provides post-retirement benefits other than pension which primarily include health-care and life-insurance benefits which are not covered under the Company's principal pension plans. The new recommendations require that these costs, based on the terms of the plan, be recognized on an accrual basis during the years the plan participants provide the services. Previously the cost of providing these benefits was expensed when paid.

The result was to decrease other assets by $16.4 million, increase employee future benefits liability by $20.6 million, increase accounts receivable by $0.5 million, increase accrued liabilities by $2.1 million, decrease future tax liability by $16.7 million and decrease opening retained earnings by $21.9 million in 2000.

Foreign Currency Translation Effective January 1, 2002, the Company will adopt the revised recommendations of the CICA Handbook section 1650 "Foreign Currency Translation". There will be no impact to the Company because of this change in accounting policy, as there is no foreign currency denominated debt as of January 1, 2002.

Hedging Relationships In November 2001, the CICA issued Accounting Guideline 13 (AcG 13), "Hedging Relationships", which will be effective for years beginning on or after July 1, 2002. AcG 13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. In addition, it deals with the discontinuance of hedge accounting and establishes conditions for applying hedge accounting. Under the new guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The Company believes that it will continue accrual accounting for hedges under the new guideline for foreign exchange future contracts. However, if the requirements for an effective hedge are not met, the contracts would be marked-to-market through the current year's income statement. At December 31, 2001, this would have been a pre-tax charge to income of $183.5 million, with an after-tax effect of $115.6 million.

4. Inventory

Note 4

(millions of Canadian dollars)	2001	2000
Product and raw minerals	$ 115.4	$ 88.6
Stores and materials	41.4	40.0
	$ 156.8	$ 128.6

5. Capital assets

Note 5

(millions of Canadian dollars)			2001
	Cost	Accumulated amortization	Net
Land, buildings and equipment	$ 1,133.9	$ 548.6	$ 585.3
Mineral properties and development	332.6	110.8	221.8
	$ 1,466.5	$ 659.4	$ 807.1

(millions of Canadian dollars)			2000
	Cost	Accumulated amortization	Net
Land, buildings and equipment	$ 1,108.2	$ 524.5	$ 583.7
Mineral properties and development	320.1	99.5	220.6
	$ 1,428.3	$ 624.0	$ 804.3

During each of the last three years, there was no interest expense capitalized to projects under construction. At December 31, 2001, there was $5.4 million capitalized (2000 – $2.7 million) for reserves and coal deposits located on properties upon which there is no current mining operations and which are not being amortized.

6. Non-current liabilities

Note 6

(millions of Canadian dollars)	2001	2000
Reclamation	$ 34.5	$ 33.0
Pensions *(note 14)*	14.2	13.8
Post-retirement benefits other than pensions	13.0	11.2
	$ 61.7	$ 58.0

The amounts accrued on the unit of production method for reclamation costs were $2.5 million in 2001 and $2.5 million in 2000. The amounts spent on reclamation activities were

$1.0 million in 2001 and $0.9 million in 2000. At December 31, 2001, the estimated total of all future reclamation costs was approximately $80.0 million and the balance which is not provided for is being accrued over the remaining reserve life at each mine which ranges from 13 to 25 years.

Note 7 **7. Long-term debt and financial instruments**

(millions of Canadian dollars)	2001	2000
Unsecured bank loans:		
Revolving loans with interest rates varying from 2.15% to 4.00%	$ 131.0	$ –
Unsecured bank loans with affiliated company:		
Revolving loan with interest rates varying from 5.86% to 6.24%	–	119.0
9.75% term loan maturing 2001	–	25.0
Industrial revenue bond 7.00% maturing 2001	–	0.2
	131.0	144.2
Less: Current portion	–	(0.2)
	$ 131.0	$ 144.0

The Company has $250 million of committed bank credit facilities, divided between three different tranches. Tranche A provides a $100-million extendable 3-year revolving credit facility, and Tranche B provides a $100-million extendable 1-year revolving, 2-year term out non-revolving credit facility. Tranche A and B are available for general corporate purposes. The third tranche is available for working capital purposes and for the provision of letters of credit and letters of guarantee. This working capital tranche provides a $50-million extendable 3-year revolving credit facility. Interest rates on the borrowings vary depending upon the Company's financial ratios and the type of availment drawn. The borrowing rates under these facilities averaged 2.81% in 2001.

Affiliated company loans included fixed-term loans and revolving loans granted under a credit arrangement with no fixed repayment terms. It was not the intention of the Company or its lender to demand repayment or to reduce the credit facilities of the Company, and the revolving loan was classified as long-term. The debt with the affiliated company described above was replaced by the long-term bank facilities as part of the Plan of Arrangement described in note 1.

The Company had entered into two $50-million interest-rate-swap-agreements to revise the effective interest payable on certain affiliated company revolving loans to 5.89%, one maturing in 2002, and the second maturing in 2008 with effective interest payable at 5.86%. These agreements were terminated in 2001 as part of the Plan of Arrangement.

The Industrial Revenue Bond was due in equal annual instalments of US$125,000, plus interest and was fully repaid in 2001.

As at December 31, 2001, the Company had $38 million of letters of credit or letters of guarantee outstanding, leaving available unused lines of credit with a financial institution of $81 million (2000 – $44 million). The Company had no unused lines of credit from any related party as at December 31, 2001 (2000 – $231 million).

Foreign exchange forward contracts Exposure to changes in the Canadian/US exchange rate on future commodity revenue streams is managed by selling forward US dollars at fixed rates in future periods. As at December 31, 2001, the Company has entered into foreign exchange forward contracts to sell approximately US$1,716 million at rates ranging from 1.3525 to 1.6150 over the years 2002 to 2006. As at December 31, 2001, the unrealized loss on foreign exchange forward contracts was $183.5 million (2000 – $94.9 million unrealized loss).

Credit risk management Export-coal sales represent the principal component of the Company's revenues. The Company competes primarily with coal producers from Australia, the United States, and other Canadian export-coal suppliers. Coal is sold under contract or in the spot market to approximately 50 customers world wide, which are primarily steel or electric power producers. Coal is contracted in US dollars and terms of payment vary from three to 180 days. To manage its credit risk, the Company obtains either export trade credit insurance, or confirmed irrevocable letters of credit as necessary. Credit risk for wollastonite trade receivables is limited by the large and diversified customer base.

The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments; however, the Company does not anticipate such non-performance because of dealing with counterparties of high credit quality. In addition, the Company does not believe that there are any significant concentrations of credit risk.

Interest rate exposure and fair values The Company's exposure to interest rate risk, along with the total carrying amounts and fair values of its financial instruments is summarized as follows:

The carrying amounts of short-term financial assets and liabilities as presented in the Balance Sheet are reasonable estimates of fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of long-term debt of $131.0 million at December 31, 2001 is a reasonable estimate of fair value of the commercial terms of the debt.

The fair value of foreign exchange contracts is an unrealized loss of approximately $183.5 million at December 31, 2001, which generally reflects the estimated amounts that the Company would have paid to terminate the contracts at December 31, 2001.

8. Other expenses, net *Note 8*

(millions of Canadian dollars)	2001	2000	1999
Interest expense	$ 8.5	$ 15.0	$ 16.3
Interest income	(0.1)	(0.3)	(0.3)
	8.4	14.7	16.0
Costs related to reorganization *(note 1)*	3.9	–	–
Other expense	0.3	0.4	0.5
	$ 12.6	$ 15.1	$ 16.5

Note 9

9. Income taxes

The difference between the income tax expense and the provision obtained by applying the statutory tax rate is as follows:

(millions of Canadian dollars)	2001	2000	1999
Expected income tax expense at Canadian statutory tax rates	$ 74.2	$ 31.8	$ 21.3
Increase (decrease) in taxes resulting from:			
Mineral taxes	18.4	7.7	–
Depletion and resource allowances	(13.7)	(7.0)	(4.9)
Reduction in tax rate	(9.4)	–	–
Losses not tax affected	2.3	2.6	2.9
Large corporation tax	0.6	2.0	1.7
Foreign tax rate differentials	–	(0.2)	(0.3)
Other	(3.2)	(1.1)	(0.6)
Income tax expense	$ 69.2	$ 35.8	$ 20.1

The temporary differences comprising the future income tax assets and liabilities are as follows:

(millions of Canadian dollars)	2001	2000
Future income tax assets		
Liabilities carrying value in excess of tax basis	$ 10.7	$ 18.6
Future site restoration costs	15.0	15.0
Foreign tax loss carryforwards	10.3	7.6
Provision against foreign tax loss carryforwards	(10.3)	(7.6)
Future income tax assets	$ 25.7	$ 33.6
Future income tax liabilities		
Capital assets carrying value in excess of tax basis	200.3	206.2
Other	3.7	11.3
Future income tax liabilities	204.0	217.5
Net long-term future income tax liability	$ 178.3	$ 183.9

As at December 31, 2001, a foreign subsidiary has income tax loss carryforwards of $91.9 million, which are available to reduce future years taxable income and expire in the years 2007 through 2010.

The Company's US subsidiary, NYCO Minerals, and certain of CPL's other US subsidiaries filed a consolidated United States income tax return up to the date of reorganization. The Company is jointly and severally liable for any and all taxes which may be assessed.

The following amounts have been recorded in the financial statements related to this arrangement:

(millions of Canadian dollars)	2001	2000	1999
Aggregate current and future income tax expense for the year	$ 3.1	$ 4.3	$ 5.6
Tax-related balances due to affiliate at December 31	–	5.4	6.1

10. Shareholders' equity

Note 10

Capital stock The Company's authorized share capital consists of an unlimited number of common shares. An analysis of common share balances is as follows:

(in millions)	2001	
	Number	Amount
Balance – October 5	52.5	$ 126.4
Issued under stock option plans	0.1	0.4
Normal course issuer bid	(0.6)	(1.3)
Balance – December 31	52.0	$ 125.5

In October 2001, the Company announced a program to enable the repurchase and cancellation of a maximum of 10% of outstanding common shares. Purchases under the program could commence October 5, 2001 and will terminate one year later or on such earlier date as the Company may complete its purchases pursuant to the program. The amount and timing of repurchases are at the Company's discretion and are made at prevailing market prices on the Toronto and New York stock exchanges.

Capital contributed As at December 31, 2001, the Company had capital contributions totalling $1.8 million (2000 – $15.0 million). Capital contributed was reduced during the year for differences between the prevailing market price of shares purchased by the Company under the share repurchase plan, and average book value.

Foreign currency translation adjustments Included in equity are the following cumulative foreign currency translation adjustments:

(millions of Canadian dollars)	2001	2000
Balance – January 1	$ 22.9	$ 16.0
Change in foreign currency transaction rates on foreign subsidiaries	14.4	6.9
Balance – December 31	$ 37.3	$ 22.9

Earnings per share For the year ended December 31, 2001, basic earnings per share was calculated using net income for the year divided by the weighted average number of Fording Inc. shares outstanding during the year. The weighted average number of outstanding shares was calculated using the number of shares issued as a result of the corporate reorganization for the first nine months of 2001 (see note 1) and actual shares outstanding for the remainder of the year. For the years ended December 31, 2000 and 1999, basic earnings per share was calculated using the number of shares outstanding immediately after completion of the corporate reorganization on October 5, 2001, being the date that shareholders of CPL became shareholders of Fording Inc.

For the years ended December 31, 2000 and 1999, the dilutive effect of stock options was calculated based on the number of new Fording Inc. options outstanding immediately after the completion of the corporate reorganization. For the three years presented, diluted earnings per share were calculated using the same net income as for basic earnings per share. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(in millions)	2001	2000	1999
Weighted average number of common shares outstanding	52.5	52.5	52.5
Effect of dilutive securities – stock options	0.2	0.2	0.2
Balance – December 31	52.7	52.7	52.7

Note 11 **11. Stock-based compensation**

At December 31, 2001, the Company had several stock-based compensation arrangements including a stock option plan, a replacement stock option plan, replacement stock appreciation rights (SARs), deferred share unit plan, an employee stock purchase plan and a directors stock option plan. These plans resulted in compensation expense in the year of $5.7 million.

Replacement options and SARs Due to the reorganization of CPL, all employees who were members of CPL's stock-based compensation program received in exchange for their CPL options and SARs, fully vested replacement options and SARs in the spun off companies, according to the reorganization ratio used for common shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun off companies based on a formula using the average trading price of the spun off companies for their first 10 days of trading.

By agreement between Fording Inc. and its former affiliates, the difference between the strike price and the exercise price of the SARs of the former affiliates held by Fording Inc. employees are recognized as an expense by Fording, while the difference between the strike price and the exercise price of Fording Inc. SARs held by employees of the former affiliates are recovered from the former affiliates.

Stock options are not expensed when issued or exercised; however, an expense for SARs is recognized on the incremental change in the market value of the underlying stock between reporting periods. There is a one-to-one cancellation ratio between stock options and SARs.

Details of the stock options outstanding were as follows:

	2001			
	Stock Options		Directors Options	
	Number	Wgt. Avg. Exercise Price	Number	Wgt. Avg. Exercise Price
Replacement options – October 5	364,444	$ 11.80	–	$ –
Granted	272,238	20.86	48,000	21.43
Exercised	(39,416)	12.21	–	–
Cancelled	(500)	20.86	–	–
Outstanding – December 31	596,766	$ 15.90	48,000	$ 21.43

Options exercisable at December 31, 2001 were 325,028 at a weighted average price of $11.76.

At December 31, 2001, the details of all stock options outstanding were as follows:

Range of Exercisable Prices	Number of Options Outstanding at 12/31/01	Wgt. Avg. Remaining Contractual Life	Wgt. Avg. Exercise Price	Number of Options Exercisable at 12/31/01	Wgt. Avg. Exercise Price
$ 7-10	71,785	2.5	$ 8.75	71,785	$ 8.75
12-16	253,243	8.1	12.61	253,243	12.61
20-22	319,738	9.9	20.95	–	–
$ 7-22	644,766	8.4	$ 16.32	325,028	$ 11.76

Employee share purchase plan In October 2001, the Company created an employee share purchase plan whereby employee and Company contributions are used to purchase shares on the open market for the employee. An expense is recognized over a 1-year vesting period on the Company's contributions.

The Plan allows all employees to contribute up to 6% of their base earnings during the first six months of the plan and the Company will match employee contributions, up to $1,700. After the threshold of $1,700 is reached or after the initial six months of the program, the Company will contribute $1 for every $3 contributed by the employee.

At December 31, 2001, 904 employees were participating in the plan. The total number of shares purchased on behalf of employees, including the Company contributions was 47,533 shares. In 2001, the Company's contributions totalled $0.6 million.

12. Supplementary information

Note 12

a) Change in non-cash working capital items

(millions of Canadian dollars)	2001	2000	1999
Decrease (increase) in current assets			
Accounts receivable	$ (6.7)	$ 13.4	$ 29.1
Inventory	(28.2)	17.5	23.3
Prepaid expenses	(2.7)	(3.3)	(0.1)
Increase (decrease) in current liabilities			
Accounts payable	9.7	8.1	0.4
Income taxes payable	(2.4)	(17.5)	6.6
	$ (30.3)	$ 18.2	$ 59.3

b) Cash transactions These amounts are actual cash outlays made during the respective periods and will not agree with amounts reported on the financial statements due to accruals.

(millions of Canadian dollars)	2001	2000	1999
Income taxes paid	$ 85.5	$ 31.6	$ 22.6
Interest paid	8.3	16.1	17.5

c) Interest in joint ventures A portion of the Company's mining activities are conducted through its interests in joint ventures. As disclosed in note 2, these are accounted for on a proportionate consolidation basis. The financial statements include the Company's proportionate share of joint-venture activities as follows:

(millions of Canadian dollars)	2001	2000	1999
Total revenues	$ 146.1	$ 134.1	$ 123.3
Total cost of sales	110.9	98.6	87.4
Total operating expenses	128.4	116.3	106.1
Income from operations (Joint venture net income)	17.7	17.8	17.2
Total current assets	24.0	26.7	27.2
Long-term assets	188.1	186.2	186.6
Total current liabilities	10.6	6.6	11.4
Long-term obligations	–	–	–
Cash from operating activities	41.3	31.9	37.5
Cash from financing activities	22.6	13.9	23.2
Cash used in investing activities	19.4	17.4	13.5

d) Securitization of receivables The Company has entered into an Agreement with a Canadian Schedule 1 bank, whereby the Company may sell on a non-recourse basis certain of its US dollar coal receivables for 100% of the invoiced amount less the applicable market financing rate as applied to the period from the date of discount to the date of maturity of the receivable. In selling a receivable the Company assigns to the bank ownership of the receivable and its interest in any applicable trade credit insurance coverage; deductibles under the insurance policy are the responsibility of the Company. The Company reports the cost of the discounting as interest expense. Receivables sold in 2001 amounted to US $292.3 million (2000 – US $248.8 million). Accounts receivable sold and outstanding under this Agreement as at December 31, 2001 amounted to US $35.6 million (2000 – US $28.9 million).

Note 13

13. Related party transactions

Prior to the reorganization, the Company, in the ordinary course of business, entered into arrangements with related companies for the provision of rail services, natural gas, financing and other management services. Related party expenses for the first nine months of 2001, prior to the reorganization were $198 million. The related party expenses for the year ended December 31, 2000 were $252 million (1999 – $259 million).

As at December 31, the following related party balances were included in the financial statements of the Company:

(millions of Canadian dollars)	2001	2000
Accounts payable	$ –	$ 13.9

Note 14

14. Pensions and other benefits

Substantially all of the Company's employees participate in either defined benefit or defined contribution pension plans.

The defined benefit plans are non-contributory and provide for pensions based principally on years of service, or years of service and compensation rates near retirement. Annual contributions to these plans, which are based on actuarial cost methods, are made on the basis of not less than the minimum amounts required by legislation.

The defined benefit pension cost for the year ended December 31, 2001 was $5.0 million (2000 – $5.1 million; 1999 – $2.1 million) and includes the following components:

(millions of Canadian dollars)	2001	2000	1999
Current service cost (benefits earned by employees in the year)	$ 5.0	$ 4.9	$ 3.4
Interest cost on projected benefit obligation	8.1	7.4	7.0
Expected return on pension fund assets	(7.8)	(7.0)	(8.3)
Other	(0.3)	(0.2)	–
Net expense	$ 5.0	$ 5.1	$ 2.1

The defined contribution pension cost for the year ended December 31, 2001 was $1.3 million (2000 – $1.4 million; 1999 – $1.4 million).

Information about the Company's defined benefit pension plans, in aggregate, is as follows:

(millions of Canadian dollars)	2001	2000
Change in benefit obligation		
Benefit obligation at January 1	$ 112.9	$ 80.6
Effect of change in accounting policy	–	23.5
Current service cost	5.0	4.9
Interest cost	8.1	7.4
Benefits paid	(2.5)	(2.5)
Foreign currency changes	0.5	0.2
Actuarial gain	–	(1.2)
Benefit obligation at December 31	124.0	112.9
Change in fund assets		
Fair value of fund assets at January 1	104.3	95.5
Actual return on fund assets	(4.4)	7.0
Employer contributions	4.4	3.8
Benefits paid	(2.5)	(2.5)
Other	1.6	0.5
Fair value of fund assets at December 31	103.4	104.3
Funded status – plan deficit	(20.6)	(8.6)
Unamortized prior service cost	0.9	0.3
Unamortized net transitional asset	–	–
Unamortized net actuarial loss (gain)	5.5	(5.5)
Accrued benefit liability in the consolidated balance sheet *(note 6)*	$ (14.2)	$ (13.8)

Included in the above accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of the plans that are not fully funded:

(millions of Canadian dollars)	2001	2000
Benefit obligation	$ (124.0)	$ (112.9)
Fair value of fund assets	103.4	104.3
Funded status – plan deficit	$ (20.6)	$ (8.6)

In addition to pension benefits, the Company provides health-care and life-insurance benefits for retired employees. The costs of post-retirement benefits other than pensions are recognized on an accrual basis, over the working lives of the employees effective January 1, 2000, prior to which they had been recognized on a cash basis. For the year ended December 31, 2001, the costs of post-retirement benefits other than pensions amounted to $1.3 million (2000 – $1.2 million; 1999 – $1.1 million) and consisted of current service costs of $0.6 million and interest costs on projected benefit obligation of $0.7 million.

Pension fund assets consisted primarily of pooled funds, bonds and listed stocks, while health-care and life-insurance benefits are unfunded.

Actuarial assumptions used at December 31, 2001, 2000, and 1999 are approximately:

	2001	2000	1999
Discount rate for plan obligation	6.5%	6.5%	9.0%
Projected future salary increases	3.0%	3.0%	6.0%
Expected rate of return on fund assets	6.5%	6.5%	9.0%

Note 15

15. Commitments and contingencies

The Company leases various mining equipment and vehicles at several of its operations. The minimum lease payments as at December 31, 2001 are approximately $12.3 million in 2002, $3.3 million in 2003, $1.0 million in 2004 and $0.1 million thereafter.

During the normal course of business activity, the Company is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Company in respect of these actions and proceedings not material.

The Company does not have any outstanding environmental claims asserted against it, and there are no known additional environmental liabilities outside of the ongoing reclamation obligations created through the continuance of the Company's business operations except as noted below. The reclamation obligations are subject to estimation and the eventual amounts expended may be materially different from current estimates.

On October 30, 2001, the Canadian Pacific Railway Company (CPR) by notice under Article 6 of the Plan of Arrangment asserted a claim against Fording in connection with purported environmental damage at the former Mount Washington minesite on Vancouver Island. The notice states that CPR, as the parent company to the registered titleholder of the mineral rights, was served with an Inspectors Direction under the Fisheries Act (Canada) on June 26, 2001 wherein CPR and the third-party owner of the surface rights were directed to remediate the Mount Washington minesite. CPR is claiming a right for indemnification against Fording under the Plan of Arrangement on the basis that responsibility for remediation of the Mount Washington minesite relates to the Fording business as Fording is the beneficial owner of the mineral rights. Fording disputes that it has any liability in connection with the Inspectors Direction against CPR as Fording did not, *inter alia*, at any material time, own the alleged deleterious substance or have the charge, management or control of it or cause or contribute to the causation of its deposit or the danger of it.

Note 16

16. Segment information

The Company has three operating segments: Mountain Operations, Prairie Operations and Industrial Minerals Operations. The Mountain Operations mine and process primarily metallurgical coal, principally for export, from three mines, Fording River, Greenhills and Coal Mountain, all of which are located in the Elk Valley region of southeastern British

Columbia. The Prairie Operations primarily mine thermal coal for mine-mouth power plants from two mines at Genesee and Whitewood, both of which are located in central Alberta. The Prairie Operations also collect royalties from third-party mining of its mineral reserves at locations throughout the Prairie provinces and were under contract to remove overburden for an oil-sand project at Mildred Lake, Alberta. The contract expired in the third quarter of 2001. The Industrial Minerals Operations mine and process wollastonite and other industrial minerals from two operations in the United States and one operation in Mexico. Revenue is attributed on the origin of the product or service.

The Company's reportable segments are distinct strategic business units that offer different products and services. They are managed separately because of the different operational and marketing strategies required for each segment.

(millions of Canadian dollars) 2001

	Mountain Operations	Prairie Operations	Industrial Minerals	Corporate and Other	Total
Revenues					
Canada					
Domestic	$ 12.7	$ 80.2	$ –	$ –	$ 92.9
Export	859.9	–	–	–	859.9
Foreign	–	–	47.6	–	47.6
	872.6	80.2	47.6	–	1,000.4
Cost of sales	676.1	32.6	30.3	–	739.0
Selling, general and administrative	2.4	–	6.1	6.7	15.2
Depreciation and depletion	52.1	7.6	8.8	1.3	69.8
	730.6	40.2	45.2	8.0	824.0
Income from operations	$ 142.0	$ 40.0	$ 2.4	$ (8.0)	176.4
Other expenses, net					12.6
Income taxes					69.2
Net income					$ 94.6
Total assets					
Canada	$ 636.6	$ 103.6	$ –	$ 15.8	$ 756.0
Foreign	–	–	284.3	–	284.3
	$ 636.6	$ 103.6	$ 284.3	$ 15.8	$1,040.3
Additions to properties					
Canada	$ 52.5	$ 4.2	$ –	$ 6.0	$ 62.7
Foreign	–	–	2.6	–	2.6
	$ 52.5	$ 4.2	$ 2.6	$ 6.0	$ 65.3

(millions of Canadian dollars) 2000

	Mountain Operations	Prairie Operations	Industrial Minerals	Corporate and Other	Total
Revenues					
Canada					
Domestic	$ 3.5	$ 84.7	$ –	$ –	$ 88.2
Export	752.4	–	–	–	752.4
Foreign	–	–	55.5	–	55.5
	755.9	84.7	55.5	–	896.1
Cost of sales	654.2	36.9	32.8	–	723.9
Selling, general and administrative	2.0	0.6	6.9	2.9	12.4
Depreciation and depletion	53.6	9.0	9.0	2.7	74.3
	709.8	46.5	48.7	5.6	810.6
Income from operations	$ 46.1	$ 38.2	$ 6.8	$ (5.6)	85.5
Other expenses, net					15.1
Income taxes					35.8
Net income					$ 34.6
Total assets					
Canada	$ 578.7	$ 127.3	$ –	$ 10.6	$ 716.6
Foreign	–	–	278.1	–	278.1
	$ 578.7	$ 127.3	$ 278.1	$ 10.6	$ 994.7
Additions to properties					
Canada	$ 28.4	$ 4.6	$ –	$ 2.0	$ 35.0
Foreign	–	–	4.1	–	4.1
	$ 28.4	$ 4.6	$ 4.1	$ 2.0	$ 39.1

(millions of Canadian dollars) 1999

	Mountain Operations	Prairie Operations	Industrial Minerals	Corporate and Other	Total
Revenues					
Canada					
Domestic	$ 1.8	$ 84.7	$ –	$ –	$ 86.5
Export	709.8	–	–	–	709.8
Foreign	–	–	59.3	–	59.3
	711.6	84.7	59.3	–	855.6
Cost of sales	636.9	36.2	34.1	–	707.2
Selling, general and administrative	(0.1)	–	8.4	3.0	11.3
Depreciation and depletion	52.0	10.9	9.0	1.9	73.8
	688.8	47.1	51.5	4.9	792.3
Income from operations	$ 22.8	$ 37.6	$ 7.8	$ (4.9)	63.3
Other expenses, net					16.5
Income taxes					20.1
Net income					$ 26.7
Total assets					
Canada	$ 636.5	$ 127.3	$ –	$ 28.1	$ 791.9
Foreign	–	–	285.0	–	285.0
	$ 636.5	$ 127.3	$ 285.0	$ 28.1	$1,076.9
Additions to properties					
Canada	$ 18.8	$ 10.3	$ –	$ 1.5	$ 30.6
Foreign	–	–	7.6	–	7.6
	$ 18.8	$ 10.3	$ 7.6	$ 1.5	$ 38.2

The accounting policies used in these operating segments are the same as those described in the summary of significant accounting policies (note 2).

The Company exports coal to one customer who accounts for 12.1% (2000 – 13.6%; 1999 – 13.1%) of the revenues of the Company. Another customer accounted for 10.8% of the revenues of the Company in the current year. Substantially all of the Company's export coal is transported by one rail company to a Pacific coast port for which there are limited alternatives. Interruption of rail or port services could materially affect the Company.

17. Reclassification *Note 17*

Certain prior year's figures have been reclassified to conform with the presentation adopted in 2001.

18. United States accounting principles and reporting *Note 18*

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. The material differences between Canadian and United States GAAP (US GAAP) relating to measurement and recognition are explained below, along with their effect on the Company's statements of consolidated income and consolidated balance sheet. There are no material significant differences on the consolidated cash flow statements. Certain additional disclosures as required under US GAAP have not been provided as permitted by the Securities and Exchange Commission (SEC).

Change in accounting policy - Income taxes Effective January 1, 2000, the Company adopted, retroactively without restatement, CICA Handbook Section 3465 "Future Income Taxes" for Canadian GAAP purposes (see note 3). The new policy, which requires the use of the liability method is effectively identical to Financial Accounting Standards Board (FASB) Statement No. 109, eliminating the prior year differences, which arise as a result of the deferral method of tax allocation being required under Canadian GAAP. Canadian GAAP requires the use of substantively enacted tax rates for the calculation of future income taxes, whereas under FASB Statement No. 109 only enacted tax rates can be used. There were no differences between the enacted rates and the substantively enacted rates and as a result the tax rate used for Canadian GAAP is the same for US GAAP.

Prior to 2000, the Company accounted for income taxes under the deferral method, which focuses on differences arising between financial statement income and taxable income. The method followed under US GAAP, described as the liability method, focuses on differences between the book and tax value of assets and liabilities. Under Canadian GAAP, income tax assets and liabilities were recorded using the tax rates and regulations applicable in the year and were not changed in future years. Under US GAAP, the income tax assets and liabilities are calculated using enacted future tax rates and regulations and adjusted in future years if those rates and regulations are changed. There were no differences between the enacted rates and the substantively enacted rates and as a result the tax rate used for Canadian GAAP is the same for US GAAP.

Prior to 2000, certain mining taxes were not considered to be income taxes under Canadian GAAP and were therefore included in cost of sales. Under US GAAP, mining taxes based on income are included in the income tax provision. The effect of this difference is to reduce cost of sales and increase income from operations and income before income taxes by $4.6 million in 1999, with a corresponding increase in the income tax provision.

Change in accounting policy – Employee future benefits Prior to 2000, the principal difference between Canadian and US GAAP in accounting for pension costs was in the choice of discount rate used for computing the benefit obligation and the service and interest cost components of net periodic pension expense. Under Canadian GAAP, the discount rate of 9% represented management's best estimate of the long-term rate of return on pension fund assets, whereas under US GAAP the discount rate of 7.5% reflected the rate at which pension benefits can be effectively settled at the date of the financial statements. In addition, costs related to post-retirement health-care and life-insurance benefits were expensed when paid under Canadian practice, whereas under US GAAP, these costs, based on the terms of the plan, are recognized on an accrual basis during the years the plan participants provide the services.

Effective January 1, 2000, the Company adopted retroactively without restatement the new CICA Section 3461 "Employee Future Benefits" (see note 3). The new policy, which requires that the Company's projected benefit obligation be discounted using a rate based on market interest rates for high-quality corporate debt instruments, brings Canadian GAAP treatment essentially in line with FASB Statement No. 87 "Employers' Accounting for Pensions", except as noted below. The previous difference in discount rates impacted the annual pension expense and post-retirement benefit costs prior to 2000.

In accordance with FASB Statement No. 87, the Company recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. The increase in liabilities is charged directly to shareholders' equity, net of related deferred income taxes.

Derivative instruments and hedging Under FASB Statement No. 52, for US reporting purposes, gains and losses on forward exchange contracts associated with anticipated future transactions that do not constitute firm commitments are recognized in income as they arise. Under Canadian GAAP, these foreign exchange contracts can be treated as hedges if there is reasonable assurance that the hedges will be effective with the gains and losses being recognized in income in the same period that the hedged exposure is recognized.

For US GAAP purposes, the Company adopted FAS 133 effective January 1, 2001. FAS 133 required that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives' fair values are recognized in the current period net income unless specific hedge accounting criteria are met. Management has currently not designated any instruments as hedges for US GAAP purposes under FAS 133. As a result there are no changes to the opening balance sheet with respect to the adoption of FAS 133.

Comprehensive income FASB Statement No. 130 "Reporting Comprehensive Income" requires the disclosure, as other comprehensive income, of the change in equity from transactions and other events from non-owner sources during the period. Canadian GAAP does not require similar disclosure. Other comprehensive income arose from foreign currency translation and minimum pension liability adjustments.

Joint ventures US GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the SEC, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from US GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under US GAAP. Additional information concerning the Company's interests in joint ventures is presented in note 12(c). There are no material differences between the information in note 12(c) prepared under Canadian GAAP and US GAAP.

Start-up costs Effective for years beginning on or after December 15, 1998, US GAAP requires that expenses associated with the start-up of an operation be recognized in income during the period that the costs are incurred. Under Canadian GAAP, start-up costs are capitalized and amortized over future periods. For US GAAP purposes, start-up costs deferred prior to January 1, 1999 were reflected as a cumulative effect for a change in accounting policy for the year ended December 31, 1999.

Asset impairment Under Canadian GAAP, when conditions exist that indicate that long-lived assets may be impaired, the Company compares the net cash flows, including interest costs, from the long-lived assets to the carrying amount. If the carrying amount exceeds the net cash flows, the asset is written down by a charge to earnings for the excess amount. Under US GAAP, when conditions exist that indicate a long-lived asset may be impaired, the Company compares the net cash flows, excluding interest costs, from the long-lived assets to the carrying amount. If the carrying amount exceeds such net cash flows, the asset is written down to its fair value by a charge to earnings. This difference in accounting principles does not result in a difference for the Company.

Stock-based compensation Under FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation", a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization (see note 1), CPL underwent an equity restructuring which resulted in replacement options in new Fording Inc. stock having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

Recent pronouncements The following pronouncements are currently being evaluated by the Company but are not expected to have any material effect on its financial condition or existing operations.

In July 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued CICA Handbook Section 1581, "Business Combinations" and CICA Handbook Section 3062, "Goodwill and Other Intangibles". In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 141, "Business Combinations" and Statement of Financial Accounting Standards 142, "Goodwill and Other Intangibles".

Both CICA Section 1581 and FAS 141 require all business combinations initiated after June 30, 2001 to be accounted for as purchases. In addition, the standards require reclassification of carrying amounts of goodwill and other intangibles related to purchase business combinations initiated prior to July 1, 2001 in accordance with the new definitions of intangibles. An asset that arises from contractual or other legal rights or is separable would be classified as an intangible asset. The reclassification is required to be made in the same period a company applies CICA 3062 and FAS 142.

Under CICA Section 3062 and FAS 142, goodwill and other intangibles with indefinite lives will not be amortized, however these assets will be subject to annual impairment tests. Other intangible assets with finite useful lives will continue to be amortized, however, no ceiling will be placed on the useful lives. Goodwill and other intangibles with indefinite lives will be reviewed for impairment based on fair values. Other intangible assets with finite useful lives will continue to be subject to impairment review in accordance with the existing standards, which differ in certain respects between Canadian and US GAAP. Under Canadian GAAP (CICA Section 3061), intangibles with finite useful lives will be assessed for impairment based on undiscounted net cash flows (including interest costs) and written down to the amount of undiscounted cash flows if impaired; whereas under US GAAP (FAS 121), the intangible assets will be assessed for impairment based on undiscounted cash flows (excluding interest costs) and written down to fair value if an impairment exists. CICA Section 3062 and FAS 142 are to be applied prospectively. For acquisitions completed prior to July 1, 2001, the Company is required to apply CICA Section 3062 and FAS 142 for its financial year beginning January 1, 2002.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations (FAS 143)". FAS 143 requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset's useful life. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial

Accounting Standards No. 144 (FAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS 144 supersedes FASB Statement No. 121 (FAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". FAS 144 applies to all long-lived assets and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001.

Net income is reconciled from Canadian to US GAAP in the following manner:

(millions of Canadian dollars)	2001	2000	1999
Net income – Canadian GAAP	$ 94.6	$ 34.6	$ 26.7
Increase (decrease) by:			
Other post-retirement benefits	–	–	(1.1)
Derivative instruments – foreign exchange forward contracts	(88.6)	(103.0)	186.9
Income tax recovery (expense) on the above items	32.8	38.1	(68.6)
Stock-based compensation expense	(3.2)	–	–
Start-up costs – cumulative accounting charge	–	–	(0.8)
Future (deferred) income taxes	–	–	(3.1)
Net income – United States GAAP	35.6	(30.3)	140.0
Other comprehensive income			
Pension costs net of tax of $2.0 million (2000 – Nil, 1999 – Nil)	(3.3)	–	(0.3)
Foreign currency translation adjustments	14.4	6.9	(14.2)
Comprehensive income	$ 46.7	$ (23.4)	$ 125.5
Basic earnings per share before change in accounting policy	$ 0.68	$ (0.58)	$ 2.68
Diluted earnings per share before change in accounting policy	$ 0.68	$ (0.57)	$ 2.67
Basic earnings per share after change in accounting policy	$ 0.68	$ (0.58)	$ 2.67
Diluted earnings per share after change in accounting policy	$ 0.68	$ (0.57)	$ 2.65

Had the consolidated balance sheet been prepared under US GAAP, the differences would have been higher (lower) under US GAAP as follows:

(millions of Canadian dollars)	2001	2000
Assets		
Capital assets	$ (0.8)	$ (0.8)
Future income tax asset	69.9	35.1
Total assets	$ 69.1	$ 34.3
Liabilities and shareholders' equity		
Current liabilities		
Derivative instruments – foreign exchange forward contracts	$ 95.4	$ 32.1
Deferred liabilities		
Derivative instruments – foreign exchange forward contracts	88.1	62.8
Pension liability	5.3	–
Total liabilities	188.8	94.9
Equity		
Other paid in capital	3.2	–
Foreign currency translation adjustments	(37.3)	(22.9)
Accumulated other comprehensive income	34.0	22.9
Retained earnings	(119.6)	(60.6)
	(119.7)	(60.6)
Total liabilities and shareholders' equity	$ 69.1	$ 34.3

Under US GAAP, the unsecured loans at December 31, 2000 amounting to $119 million would be reclassified as current liabilities from long-term debt, as the balances are payable on demand.

10-Year Summary

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Mountain Operations										
Sales *(millions of MTCC)*	15.0	15.1	14.2	12.4	13.5	12.1	11.4	9.2	7.6	2.9
Average $US price per MT	$ 40	$ 34	$ 36	$ 44	$ 46	$ 46	$ 44	$ 42	$ 46	$ 48
Average $CDN price per MT	$ 58	$ 50	$ 50	$ 62	$ 65	$ 64	$ 60	$ 56	$ 60	$ 66
Production *(millions of MTCC)*										
Total	16.8	15.7	14.6	13.7	14.8	13.9	12.1	10.1	8.4	2.5
Net production(1)	15.8	14.8	13.8	12.9	13.9	13.0	11.3	9.5	8.0	2.5
Total material moved *(millions of BCM)*	151.4	144.9	133.0	136.9	149.5	131.8	120.0	101.9	81.3	20.3
Prairie Operations *(thermal coal only)*										
Coal delivered *(millions of MT)*	5.6	5.5	5.9	6.2	6.4	6.2	6.3	6.2	4.3	4.7
Total material moved *(millions of BCM)*	45.4	44.6	46.1	46.3	46.6	46.6	45.4	48.1	29.8	30.0
Industrial Minerals Operations										
Sales *(thousands of MT)*										
Wollastonite	99	125	123	110	100	86	81	75	64	62
Tripoli and other	16	21	20	21	22	19	19	22	20	19
Employees at year-end	1,917	1,909	1,924	1,970	1,937	1,816	1,786	1,737	1,712	1,419
Financial Summary *(millions of Canadian dollars, except per share amounts)*										
Operating Results										
Revenues	1,000.4	896.1	855.6	906.1	1,014.3	915.0	821.9	648.8	566.8	262.9
EBITDA(2)	246.2	159.8	137.1	197.8	258.0	213.2	183.9	138.7	123.3	57.9
Income from operations	176.4	85.5	63.3	129.3	196.7	162.4	138.3	96.5	85.3	38.2
Net income	94.6	34.6	26.7	65.7	146.4	109.4	86.0	61.6	52.8	23.9
Cash flow	158.5	118.4	99.3	142.8	235.8	175.1	161.0	124.4	108.1	57.4
Capital expenditures	65.3	39.1	38.2	68.4	223.4	159.8	114.3	65.4	117.0	91.4
Basic earnings per share(3)	$ 1.80	$ 0.66	$ 0.51	NM	NM	NM	NM	NM	NM	NM
Diluted earnings per share(3)	$ 1.80	$ 0.66	$ 0.51	NM	NM	NM	NM	NM	NM	NM
Return on capital employed	19%	9%	6%	13%	24%	22%	21%	16%	16%	9%
Balance Sheet										
Working capital	140.6	99.7	129.7	184.2	159.0	88.8	65.8	70.9	35.5	49.7
Total assets(4)	1,040.3	994.7	1,076.9	1,174.2	1,121.1	922.1	1,350.6	1,266.0	1,090.1	981.8
Net debt(4,5)	128.2	151.8	239.6	340.4	328.5	234.8	737.7	730.3	622.7	585.2
Shareholders' equity	588.2	525.5	562.0	571.0	530.1	445.3	296.7	257.8	234.2	207.5
Net debt to net debt plus equity(6)	18%	22%	30%	37%	38%	35%	71%	74%	73%	74%

Notes:
(1) A joint-venture partner in the Greenhills Operations takes its 20% share of production in kind.
(2) EBITDA is defined as earnings before depreciation, depletion, non-operating expenses, interest and taxes.
(3) Fording shares began trading on the TSE and NYSE during 2001. Prior year EPS figures may not be meaningful.
(4) During the period 1992 through 1995, Fording was involved with specific investment and associated debt financing arrangements with companies within the Canadian Pacific Limited group. These transactions were not directly related to Fording's operations.
(5) Long- and short-term debt minus cash.
(6) Net debt divided by sum of net debt and equity.

Quarterly Summary

(millions of Canadian dollars, except per share amounts)	2001	Q4'01	Q3'01	Q2'01	Q1'01	2000	Q4'00	Q3'00	Q2'00	Q1'00
Revenues	1,000.4	234.9	239.3	283.4	242.8	896.1	235.4	227.9	221.1	211.7
Income from operations										
Mountain Operations	142.0	39.3	37.6	44.1	21.0	46.1	21.6	11.2	6.4	6.9
Prairie Operations	40.0	7.8	9.8	11.4	11.0	38.2	10.2	9.1	10.5	8.4
Industrial Minerals Ops.	2.4	(0.4)	1.1	1.8	(0.1)	6.8	1.8	0.9	2.1	2.0
Corporate	(8.0)	(3.1)	(1.7)	(1.5)	(1.7)	(5.6)	(2.2)	(1.1)	(1.2)	(1.1)
	176.4	43.6	46.8	55.8	30.2	85.5	31.4	20.1	17.8	16.2
Interest and other expenses	12.6	3.8	2.5	3.4	2.9	15.1	3.7	3.6	3.8	4.0
Income taxes	69.2	11.6	22.0	21.4	14.2	35.8	13.6	8.4	7.4	6.4
Net income	94.6	28.2	22.3	31.0	13.1	34.6	14.1	8.1	6.6	5.8
Basic earnings per share	$ 1.80	$ 0.54	$ 0.42	$ 0.59	$ 0.25	$ 0.66	$ 0.27	$ 0.15	$ 0.13	$ 0.11

Board of Directors

Mr. J.G. Gardiner
President and Chief Executive Officer
Fording Inc.
Calgary, Alberta

Mr. M.A. Grandin
President
PanCanadian Energy Corporation
Calgary, Alberta

Mr. R.F. Haskayne, O.C., F.C.A.
Chairman
Fording Inc.
Calgary, Alberta

Mr. J.H. Morrish
Chairman
Westshore Terminals Income Fund
Vancouver, British Columbia

Mr. R. Phillips, O.C.
Corporate Director
Regina, Saskatchewan

Mr. J.L. Popowich
Executive Vice President
Fording Inc.
Calgary, Alberta

Mr. H.G. Schaefer, F.C.A.
President
Schaefer and Associates
Calgary, Alberta

Mr. J.B. Zaozirny, Q.C.
McCarthy Tétrault LLP
Barristers and Solicitors
Calgary, Alberta

Senior Personnel

Mr. J.G. Gardiner
President and
Chief Executive Officer

Mr. D.A. Brown
Mine Manager
Genesee Operations

Mr. E.G. Eberth
Vice President
Marketing

Mr. W.J. Foster
Vice President
British Columbia Operations

Mr. D.L. Gaspé
Vice President
Corporate Planning and
Alberta Operations

Mr. A.R. Hagerman, F.C.A.
Vice President and
Chief Financial Officer

Mr. B.R. Johnston
General Manager
Willsboro Operations

Mr. J.F. Jones
Corporate Secretary

Mr. P.J. Koski
General Manager
Greenhills Operations

Mr. A. Montaño
General Manager
Pilares Operations

Mr. K.E. Myers
Treasurer

Mr. R.H. Noonan
General Manager
Employee Relations

Mr. T.E. Pierce
Controller

Mr. J.L. Popowich
Executive Vice President

Mr. D.J. Shyluk
Vice President
Projects and Development

Mr. T. Skinner
General Manager
Information Systems

Mr. J.M. Somers
Vice President
NYCO Sales

Mr. D.A. Stokes
General Manager
Coal Mountain Operations

2001 Annual Report
Daniel Wiener Photography, Montreal
Blackletter Design, Calgary

Annual Meeting

The annual and special meeting of shareholders will be held at 10:00 a.m. MST on April 15, 2002 in the Alberta Room of The Fairmont Palliser Hotel, Calgary, Alberta.


2001
Investor and
Shareholder
Information

Common Shares
The common shares of Fording Inc. trade on the Toronto and New York stock exchanges under the ticker symbol "FDG".

Stock Transfer Agent and Registrar
Computershare Trust Company of Canada
1800 McGill College Avenue, 6th Floor
Montreal, Quebec H3A 3K9

Telephone: 1-800-564-6253

Computershare Trust Company of Canada has several offices located throughout Canada. For an office convenient to you, visit Computershare's internet site at: www-us.computershare.com

Auditors
PricewaterhouseCoopers LLP, Calgary, Alberta

Corporate Office
Suite 1000 Fording Place
205 - 9th Avenue S.E.
Calgary, Alberta T2G 0R4

Telephone: (403) 260-9800
Facsimile: (403) 264-7339

www.fording.ca

Corporate Secretary
Jim Jones
Corporate Secretary
Telephone: (403) 260-9878
Facsimile: (403) 264-7339
E-mail: jim_jones@fording.ca

Analyst & Investor Inquiries
Mark Gow
Director, Investor Relations
Telephone: (403) 260-9834
Facsimile: (403) 264-7339
E-mail: investors@fording.ca

Fording

FORDING INC.
Suite 1000 Fording Place
205 Ninth Avenue S.E.
Calgary, Alberta, Canada
T2G 0R4

Tel: (403) 260-9800
Fax: (403) 264-7339

www.fording.ca

PRINTED IN CANADA

